

SILGAN HOLDINGS INC.

2004 Annual Report

Our mission: To compete and win in the markets served — to be the best at what we do

Our Company

We are a leading North American manufacturer of consumer goods packaging products with annual net sales of $2.4 billion in 2004. We operate 61 manufacturing facilities in the United States and Canada. In North America, we are the largest supplier of metal containers for food products and a leading supplier of plastic containers for personal care products and of metal, composite and plastic vacuum closures for food and beverage products.

Our products include steel and aluminum containers for human and pet food; metal, composite and plastic vacuum closures for food and beverage products; and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. We market our products through a direct sales force and for our plastic container business, in part, through a network of distributors.

In support of our mission, we believe these principles are vital:

1

We must respond to the needs of the marketplace with quality products and services, while seeking advantage versus our competition.

2

We will promote and reward excellence in the performance of our people because we believe this is the primary way to achieve competitive advantage.

3

Where we have or believe we can develop competitive advantage, we will seek growth. Where we don't have competitive advantage, we will refocus, restructure or withdraw.

4

Finally, as this mission is pursued, we will hold ourselves to the highest standards of ethical behavior in our internal and external relationships, engendering employee pride in the conduct as well as the achievements of the organization.


Enfamil
Campbell's
CLASSICS
CHICKEN
White & Wild Rice
Slim·Fast
Optima
50% Less Sugar
OPEN TOP
SWANSO
ROGRESSO
SOUP
Vegetable Classics
Del Monte
Quality
MADE WITH
Fresh Cut
FRENCH STYLE
GREEN BEANS
SPAM
Hormel
NET WT 12 OZ (340g)
Green Giant
Young Tender
Sweet Peas
Contadina
Roma Style TOMATOES
Crushed
Nestlé
Carnation
friskies
Beef & Chicken Entree
PURINA

Competing and winning in markets served

100
year relationships

Our leadership in metal food cans, vacuum closures and plastic bottles for personal care results from maintaining an unwavering focus on specific markets we serve and being successful through our customers' success.


Natural Citrus
LISTERINE
ANTISEPTIC
HELENE CURTIS
THERMASILK
LAWRY'S
new! fragrance and formula
finesse
PLUS
Miracle-Gro
Aveeno.
Skin Brighter
NEUTROGENA
DEEP CLEAN
CREAM CLEANSER
BRING OUT THE BEST
REAL
MAYONNAISE
Johnson's
softwash
baby
shampoo
DEEP CLEANS TO CONTINUOUSLY REVEAL CLEAR, GLOWING SKIN
NOXZEMA
CONTINUOUS CLEAN

Being the best at what we do

Our strategy for winning in our markets is to focus on those products and services we can provide better than anyone else. When plastic container customers require high-end design and decoration on a nationwide basis, they know who to call.



Growing in areas of competitive advantage

20
acquisitions

Silgan has a long history of both building internal capabilities and making strategic acquisitions to enhance our unique market franchise positions.



Providing quality products and services

An important element of the overall value proposition Silgan offers its customers is the support of three technology centers, where customers explore different solutions to their packaging needs. Enabling our customers to market world-class products makes Silgan a valuable partner.



Promoting and rewarding excellence

7,900
valued employees

We believe that a culture where there is respect for the contribution each employee can make to the quality, value and service we provide our customers is the power that drives our business. If people are motivated to compete and win, then their accomplishments will attract the capital required to build and maintain a business.


Packers

Maintaining the highest standards of ethical behavior

We are not a one transaction kind of business. Our industry is highly dependent on long-term relationships. We have been dealing with the same customers, material suppliers, equipment suppliers, communities, and trade associations for decades. We not only want to operate successfully in this environment, we want to be leaders. Thus, we champion the highest standards of ethical behavior and fair dealing.

Fellow Shareholders:

We are pleased to report that 2004 proved to be another year of record performance for Silgan. The Company met or exceeded its goals for the year. While we forge ahead in building an even stronger company, we feel it's important to share with you specific areas of achievement during 2004.

- Achieved record sales of $2.4 billion, record income from operations of $200 million and record earnings per diluted share of $4.52.
- Successfully integrated acquisitions made in 2003, particularly Silgan Closures which experienced significant earnings expansion.
- Met customer requirements in a difficult raw material supply market.
- Renewed long-term supply contracts with our three largest customers.
- Continued conversion to Quick Top™ convenience ends for food cans, supported by compelling evidence of the positive market reaction to this enhanced convenience.
- Significantly reduced debt by $161 million, or 16%.
- Initiated a quarterly cash dividend, which was increased in 2005 to $0.20 per share.

We are pleased that the capital markets are rewarding the Company for this performance. We believe the stock performance reflects the strong market positions that Silgan has established and the attractive cash returns those positions consistently deliver.

PRINCIPLES

Silgan's success in creating value is largely the result of adhering to a set of principles highlighted throughout this report. Today our guiding mission and principles remain unchanged from those set forth in 1987. Because we believe deeply in the value of constancy of purpose, our actions will continue to be guided by these



(l to r) **R. PHILIP SILVER** Co-Chairman of the Board and Co-Chief Executive Officer, **ANTHONY J. ALLOTT** President and **D. GREG HORRIGAN** Co-Chairman of the Board and Co-Chief Executive Officer

principles for years to come. Our mission is simply stated: *to compete and win in the markets served — to be the best at what we do.* The simplicity of the statement belies the daily challenge of maintaining a steadfast focus on optimizing our business opportunities in areas where we have an advantage. Allow us to identify some specific examples of how the Company uses these principles to deliver shareholder value:

We must respond to the needs of the marketplace with quality products and services, while seeking advantage versus our competition.

We have a healthy respect for the power of the market as it constantly drives and disciplines our offerings and efforts. This reality, that we have only limited control over the action of others, requires a company to be agile, adaptive and flexible to react to the ever changing market needs. It requires a company to avoid being too introspective. Therefore, we believe that, in order for a company to grow and prosper, it must focus on its relevant market, understand it as best it can, and continually strive for a competitive edge.

We will promote and reward excellence in the performance of our people because we believe this is the primary way to achieve competitive advantage.

Our industry requires a tremendous amount of human interaction in working with customers and suppliers, making factories run, operating development centers, and managing administrative operations. We believe that focused organizations where there is a respect for the contribution each employee can make to the quality, value and service we provide our customers is the force that drives our business. If people are not properly focused and motivated to compete and win, then this deficiency will not be overcome by capital and physical assets. If they are so motivated, their accomplishments will result in competitive advantage and attract the capital required to maintain and build a business.

Because we believe deeply in the value of constancy of purpose, our actions will continue to be guided by these principles for years to come. Our mission is simply stated: to compete and win in the markets served — to be the best at what we do.

A great example of this dynamic is the successful integration and strong financial performance of the recently acquired White Cap Closures business. The challenges of closing manufacturing sites in Chicago and Mexico and integrating administrative activities with our Containers business were significant, and our success was the direct result of people focused on making it happen.

Where we have or believe we can develop competitive advantage, we will seek growth. Where we don't have competitive advantage we will refocus, restructure or withdraw.

Recent growth initiatives can be identified in each of our business units. Take for example our metal food container business where we have greatly expanded our Quick Top™ convenience end offering to our customers. Considering the franchise position Silgan established in this business, the Quick Top™ product was the perfect enhancement that enabled the Company to grow. In 2004, 54% of our metal food containers sold had a convenience end, representing an increase in unit sales of this value-added feature of 33% since 2002.

In recent years we broadened our Plastic containers franchise by expanding into plastic tubes. This investment is an example of building on our leadership position in the personal care segment of rigid packaging, as the customer, supplier and product characteristics are very similar between bottles and tubes. As a result, today, more than ever, Silgan offers the largest array of solutions for companies with complex packaging requirements no matter what market they serve. Supporting this assertion is the fact that our plastics business has received many industry awards recognizing our ability to serve customers' needs.

Closing a facility, abandoning an investment, or divesting a product line is always a difficult decision to make. The people part of these decisions is especially hard. Yet, we believe that tolerating too much cost or a problem with the hope that it will resolve itself is an exercise in futility. To the extent that these problems can be dealt with expeditiously, the energy of the organization is free to concentrate on those activities that are desired by the market. Failure to act ultimately puts more jobs at risk and results in an organization not able to attract additional capital investment.

We believe that focused organizations where there is a respect for the contribution each employee can make to the quality, value and service we provide our customers is the force that drives our business.

We will hold ourselves to the highest standards of ethical behavior in our internal and external relationships, engendering employee pride in the conduct as well as the achievements of the organization.

As we pursue our mission — *to compete and win in the markets served* — **how** we accomplish our objectives is as important as **what** is accomplished. There are places where this may be viewed as quaint, but we believe it's simply good business. We do not operate a one transaction kind of business. Our industry is highly dependent on long-term relationships. As Silgan (and our predecessor companies), we have been dealing with many of the same customers, material suppliers, equipment suppliers, communities, and trade associations for decades. We don't expect to operate successfully in this type of environment without hewing to the highest standard of fair dealing. We believe this approach to business, along with our dedication to quality, price and service, explains why Silgan has generally been successful over the years in retaining its customer relationships.

CONCLUSION

We are gratified by Silgan's performance in 2004, and believe it solidifies the foundation for future growth. We continue to believe that our experienced management team and dedicated employees embody one of Silgan's strongest qualities: constancy of purpose. Since 1987, we have held firm to a set of principles in support of our mission. These principles created the framework that has allowed the Company to stay focused, grow responsibly and create value for shareholders. We have been focused on a smooth transition throughout the business to a new generation of managers who are equally resolute about Silgan's principles. We are confident that commitment to these principles will lead to even greater success in the future.

R. PHILIP SILVER
Co-Chairman of the Board and
Co-Chief Executive Officer

D. GREG HORRIGAN
Co-Chairman of the Board and
Co-Chief Executive Officer

ANTHONY J. ALLOTT
President

Financial Highlights

Silgan Holdings Inc.

Year Ended December 31, (Dollars in thousands)	2004	2003	2002	2001	2000
Operating results					
Net sales	**$2,420,445**	$2,312,165	$1,988,284	$1,940,994	$1,877,497
Income from operations	**$ 199,581**	$ 168,092	$ 167,940	$ 152,411	$ 157,102
Net income	**$ 84,145**	$ 42,034	$ 53,808	$ 41,765	$ 31,308
Cash flow data					
Capital expenditures	**$ 102,868**	$ 105,912	$ 119,160	$ 93,042	$ 89,227
Net cash provided by operating activities	**$ 277,738**	$ 223,822	$ 149,716	$ 175,067	$ 80,831
Net cash used in investing activities	**$ (92,885)**	$ (309,966)	$ (117,245)	$ (59,792)	$ (218,479)
Net cash (used in) provided by financing activities	**$ (161,537)**	$ 39,926	$ 7,838	$ (117,339)	$ 155,310
Balance sheet data (at end of period)					
Total assets	**$1,597,159**	$1,621,084	$1,403,958	$1,311,820	$1,383,824
Total debt	**$ 841,668**	$1,002,580	$ 956,825	$ 944,769	$1,031,475
Total stockholders' equity (deficiency)	**$ 207,436**	$ 120,805	$ 63,092	$ 15,148	$ (20,380)

Financial Performance

Capital Expenditures
(Dollars in millions)



$89
$93
$119
$106
$103
00
01
02
03
04

Market Capitalization
(Dollars in millions)



$159
$467
$450
$777
$1,123
00
01
02
03
04

Return on Capital Employed[(1)]



15.5%
15.9%
16.5%
15.0%
19.0%
00
01
02
03
04

(1) Return on capital employed means income from operations as a percent of year end total debt and total stockholders' equity.

Financial Table of Contents

Management's Discussion & Analysis

Silgan Holdings Inc.

The following discussion and analysis is intended to assist you in understanding our consolidated financial condition and results of operations for the three-year period ended December 31, 2004. Our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report contain detailed information that you should refer to in conjunction with the following discussion and analysis.

GENERAL

We are a leading North American manufacturer of metal and plastic consumer goods packaging products. We currently produce steel and aluminum containers for human and pet food; metal, composite and plastic vacuum closures for food and beverage products; and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. We are the largest manufacturer of metal food containers in North America, with a unit volume market share for the year ended December 31, 2004 of approximately half of the market in the United States, a leading manufacturer of plastic containers in North America for a variety of markets, including the personal care, health care, household and industrial chemical and pet care markets, and a leading manufacturer of metal, composite and plastic vacuum closures in North America for food and beverage products.

Our objective is to increase shareholder value by efficiently deploying capital and management resources to grow our business, reduce operating costs, build sustainable competitive positions, or franchises, and to complete acquisitions that generate attractive cash returns. We have grown our net sales and income from operations at compounded annual rates of 14.1 percent and 16.9 percent, respectively, over the past ten years, largely through acquisitions but also through internal growth, and we continue to evaluate acquisition opportunities in the consumer goods packaging market. However, in the absence of such acquisition opportunities, we expect to use our cash flow to repay debt or for other permitted purposes.

SALES GROWTH

We have increased net sales and market share in our metal food container and plastic container businesses through both acquisitions and internal growth. As a result, we have expanded and diversified our customer base, geographic presence and product lines.

During the past seventeen years, the metal food container market has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations rather than self-manufacture their metal food containers. Our acquisitions of the metal food container manufacturing operations of Nestlé Food Company, or Nestlé, The Dial Corporation, Del Monte Corporation, or Del Monte, Birds Eye Foods, Inc., Campbell Soup Company, or Campbell, and most recently Pacific Coast Producers, or Pacific Coast, reflect this trend. We estimate that approximately 8 percent of the market for metal food containers is still served by self-manufacturers.

The metal food container market in North America was relatively flat during this period, despite losing market share as a result of more dining out, fresh produce and competing materials. However, we increased our share of the market for metal food containers in the United States primarily through acquisitions, and we have enhanced our business by focusing on providing customers with high levels of quality and service and value-added features such as our Quick Top™ easy-open ends. We anticipate that the market will decline slightly in the future, but will continue to increase in areas of consumer convenience products such as single-serve sizes and easy-open ends. In 2004, 54 percent of our metal food containers sold had a Quick Top™ easy-open end, representing an increase in unit sales of this value-added feature of 33 percent since 2002.

We have improved the market position of our plastic container business since 1987, with net sales increasing more than six-fold to $578.4 million in 2004. We achieved this improved market position primarily through strategic acquisitions as well as through internal growth. The plastic container business of the consumer goods packaging industry is a highly fragmented business with growth rates in excess of population expansion due to substitution of plastic for other materials. We have focused on the part of this market where custom design and decoration allows customers to differentiate their products such as in personal care. We intend to pursue further acquisition opportunities in markets where we believe that we can successfully apply our acquisition and value-added operating expertise and strategy. We extended our business into decorated plastic tubes primarily for personal care products to complement our plastic container business.

OPERATING PERFORMANCE

We operate in a competitive industry where it is necessary to realize cost reduction opportunities to offset continued competitive pricing pressure. We have improved the operating performance of our plant facilities through the investment of capital for productivity improvements and manufacturing cost reductions. Our acquisitions have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings and to realize manufacturing efficiencies as a result of optimizing production scheduling. For example, following our acquisition in March 2003 of the remaining 65 percent equity interest that we did not own in Amcor White Cap, LLC, our former vacuum closures joint venture which we renamed Silgan Closures LLC, or Silgan Closures, we implemented rationalization and integration plans to consolidate certain administrative functions of this business with our metal food container business and to close a higher cost manufacturing facility. We substantially completed these plans in 2004 and significantly improved the profitability of this business. Additionally, with our acquisition in April 2003 of the can manufacturing business of Pacific Coast, we were able to successfully rationalize and consolidate this business into our existing metal food container facilities and realize cost reductions and manufacturing efficiencies as a result.

We have also invested substantial capital in the past few years for new market opportunities and value-added products such as new Quick Top™ easy-open ends for metal food containers. Over the past five years, we have invested $510.2 million in capital to maintain our market position, improve our productivity, reduce our manufacturing costs and invest in new market opportunities.

We estimate that approximately 90 percent of our projected metal food container sales in 2005 and a majority of our projected plastic container sales in 2005 will be under multi-year arrangements. Many of these multi-year supply arrangements generally provide for the pass through of changes in raw material, labor and other manufacturing costs, thereby significantly reducing the exposure of our results of operations to the volatility of these costs.

Historically, we have been successful in renewing our multi-year supply arrangements with our customers. For example, our metal food container business recently extended its supply agreements with our three largest customers, Nestlé (through 2009 for approximately half of our sales under these agreements), Del Monte (through 2011) and Campbell (through 2013). In the fourth quarter of 2004, our metal food container business did not retain low margin business upon a contract renewal with a customer. This loss of low margin business is not expected to have a material effect on our results of operations in 2005.

Over the last couple of years, our plastic container business began to experience increased competitive pressures from new market entrants focused on larger customers in value-added markets. As a result, our plastic container business extended the term of several major supply agreements with various customers, but at lower prices, and elected not to meet competitive bids for some products.

Our metal food container business' sales and income from operations are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter.

USE OF CAPITAL

Historically, we have used leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We intend to continue using reasonable leverage, supported by our stable cash flows, to make value enhancing acquisitions. In determining reasonable leverage, we evaluate our cost of capital and manage our level of debt to maintain an optimal cost of capital based on current market conditions. In the absence of such acquisition opportunities, we intend to use our cash flow to repay debt or for other permitted purposes.

In 2003, we announced that in the absence of compelling acquisitions we intended to focus on reducing our debt and expected to repay $200-$300 million of debt over the period from 2004 through 2006. In 2004, we paid down $160.9 million of debt, making significant progress toward this debt reduction goal. As a result, we believe that over the next two years we can meet our debt reduction goal and still complete some complementary acquisitions should they become available. Although no assurances can be given, we expect to pay down approximately $100 million of debt during 2005 in the absence of acquisitions. As a result of the debt reduction in the fourth quarter of 2004, we recorded a loss on early extinguishment of debt of $1.6 million to write-off a portion of unamortized debt issuance costs.

To the extent we utilize debt for acquisitions or other permitted purposes in future periods, our interest expense may increase. Further, since the revolving loan and term loan borrowings under our senior secured credit facility, or the Credit Agreement, bear interest at floating rates, our interest expense is sensitive to changes in prevailing rates of interest and, accordingly, our interest expense may vary from period to period. After taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations, at December 31, 2004 we had $188.7 million of indebtedness which bore interest at floating rates.

In light of our strategy to use leverage to support our growth and optimize shareholder returns, we have incurred and will continue to incur significant interest expense. For 2004, our aggregate interest and other debt expense was 28.7 percent of our income from operations, significantly lower than historic levels, primarily as a result of lower average borrowings due to our debt reduction program and a lower average cost of borrowings. Our aggregate interest and other debt expense was 58.3 percent and 44.5 percent of our income from operations for 2003 and 2002, respectively.

In 2003, we took advantage of favorable debt markets and refinanced all $500 million principal amount of our outstanding 9% Senior Subordinated Debentures due 2009, or the 9% Debentures, with our lower cost 6¾% Senior Subordinated Notes due 2013, or the 6¾% Notes, incremental term loans and revolving loans under the Credit Agreement and funds from operations. Due to this refinancing, in 2003 we recorded a loss on early extinguishment of debt of $19.2 million for the premium paid in connection with the redemption of the 9% Debentures and for the write-off of unamortized debt issuance costs and unamortized premium related to the 9% Debentures.

ACQUISITIONS

In January 2003, we acquired substantially all of the assets of Thatcher Tubes LLC and its affiliates, or Thatcher Tubes, a privately held manufacturer and marketer of decorated plastic tubes serving primarily the personal care industry. Including additional production capacity installed shortly before the acquisition, the purchase price for the assets was approximately $32 million in cash. Thatcher Tubes operates as part of our plastic container business and extends our personal care business into decorated plastic tubes.

In March 2003, we acquired the remaining 65 percent equity interest in Silgan Closures that we did not already own for approximately $37 million in cash. Additionally, we refinanced debt of Silgan Closures in the amount of approximately $88 million and purchased equipment subject to a third party lease for approximately $5 million. The business is a leading manufacturer of metal, composite and plastic vacuum closures in North America for food and beverage products. The business operates as part of our metal food container business.

In April 2003, we acquired PCP Can Manufacturing, Inc., or Pacific Coast Can, a subsidiary of Pacific Coast, which self-manufactured a majority of its metal food container requirements. This acquisition continued the trend of food processors selling their metal food container manufacturing businesses. The purchase price was approximately $44 million in cash, including approximately $29 million for inventory. As part of the transaction, we entered into a ten-year supply agreement with Pacific Coast under which Pacific Coast has agreed to purchase from us substantially all of its metal food container requirements.

RESULTS OF OPERATIONS

The following table sets forth certain income statement data expressed as a percentage of net sales for each of the periods presented. You should read this table in conjunction with our Consolidated Financial Statements for the year ended December 31, 2004 and the accompanying notes included elsewhere in this Annual Report.

Year Ended December 31,	2004	2003	2002
OPERATING DATA:			
Net sales:			
Metal food containers	76.1%	75.7%	74.8%
Plastic containers	23.9	24.3	25.2
Consolidated	100.0	100.0	100.0
Cost of goods sold	87.2	87.6	88.0
Gross profit	12.8	12.4	12.0
Selling, general and administrative expenses	4.5	4.7	3.8
Rationalization charges (credits)	0.1	0.4	(0.2)
Income from operations	8.2	7.3	8.4
Interest and other debt expense	2.3	4.3	3.8
Income before income taxes and equity in losses of affiliate	5.9	3.0	4.6
Provision for income taxes	2.4	1.2	1.8
Income before equity in losses of affiliate	3.5	1.8	2.8
Equity in losses of affiliate, net of income taxes	—	—	(0.1)
Net income	3.5%	1.8%	2.7%

Summary results for our business segments for the years ended December 31, 2004, 2003 and 2002 are provided below.

Year Ended December 31,	2004	2003	2002
(Dollars in millions)			
Net sales:			
Metal food containers	$1,842.1	$1,750.5	$1,487.0
Plastic containers	578.4	561.7	501.3
Consolidated	$2,420.5	$2,312.2	$1,988.3
Income from operations:			
Metal food containers [(1)]	$ 154.7	$ 126.0	$ 120.6
Plastic containers [(2)]	52.1	48.0	52.9
Corporate	(7.2)	(5.9)	(5.6)
Consolidated	$ 199.6	$ 168.1	$ 167.9

(1) Includes rationalization charges of $1.8 million and $1.2 million in 2004 and 2003, respectively, and rationalization credits of $5.4 million in 2002. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this Annual Report.

(2) Includes rationalization charges of $0.3 million and $7.8 million in 2004 and 2003, respectively, and a rationalization credit of $0.2 million in 2002. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this Annual Report.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

Overview. Consolidated net sales were $2.421 billion in 2004, representing a 4.7 percent increase as compared to 2003 primarily as a result of the full year inclusion of Silgan Closures which was acquired in March 2003 and the effect of higher average selling prices resulting from the pass through of higher raw material costs. Income from operations in 2004 increased by $31.5 million as compared to 2003 and operating margin in 2004 increased by 0.9 percentage points as compared to 2003. These increases resulted primarily from the post-rationalization performance of Silgan Closures, the continued conversion to Quick Top™ easy-open ends and the incurrence of rationalization charges of $9.0 million in 2003. Net income in 2004 of $84.2 million increased by $42.2 million as compared to 2003 primarily as a result of the above referenced improvements in income from operations, significantly reduced interest expense attributable to the debt refinancing in late 2003 and a lower average cost of borrowings, and a pre-tax loss on early extinguishment of debt of $19.2 million in 2003. We used strong cash flows from operations in 2004 to pay down $160.9 million of debt during the year, making significant progress toward our debt reduction goal of $200 to $300 million for the years 2004 through 2006.

Net Sales. The $108.3 million increase in consolidated net sales in 2004 as compared to 2003 was largely the result of higher net sales of the metal food container business due to the acquisition of Silgan Closures in March 2003 and the effect of higher average selling prices resulting from the pass through of higher raw material costs in both the metal food container and plastic container businesses.

Net sales for the metal food container business increased $91.6 million, or 5.2 percent, in 2004 as compared to 2003. This increase was primarily attributable to the performance and full year inclusion of the Silgan Closures business, as well as higher average selling prices due to the pass through of increased metal costs and continued customer conversion to higher value-added products.

Net sales for the plastic container business in 2004 increased $16.7 million, or 3.0 percent, as compared to 2003. This increase was primarily a result of higher average selling prices due to the pass through of increased resin costs, partially offset by the effect of prior year price concessions and a less favorable mix of products sold due primarily to weak demand from certain customers in the personal care market.

Gross Profit. The increase in gross profit margin for 2004 as compared to 2003 was principally due to the strong post-rationalization performance of the Silgan Closures business and increased sales of Quick Top™ easy-open ends, partially offset by the impact of prior year price concessions in the plastic container business and higher depreciation and manufacturing expense.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased slightly as compared to 2003. As a percentage of consolidated net sales, selling, general and administrative expenses were 0.2 percent lower as compared to 2003, primarily as a result of a benefit of $3.0 million from a litigation settlement reached with an equipment supplier and the benefits of integrating the administrative functions of the Silgan Closures operations into our metal food container business.

Income from Operations. Income from operations for 2004 increased by $31.5 million as compared to 2003 and operating margin increased to 8.2 percent from 7.3 percent over the same periods. We recorded rationalization charges totaling $2.1 million in 2004 and $9.0 million in 2003.

Income from operations of the metal food container business for 2004 increased $28.7 million, or 22.8 percent, as compared to 2003, while operating margin increased to 8.4 percent from 7.2 percent. The increases in income from operations and operating margin were principally due to the strong post-rationalization performance and full year inclusion of the results of the Silgan Closures business and increased sales of Quick Top™ easy-open ends for which we had made significant capital investment over the past several years. These positive factors were partially offset by higher depreciation expense and increases in other manufacturing costs.

Income from operations of the plastic container business for 2004 increased $4.1 million, or 8.5 percent, as compared to 2003, and operating margin increased to 9.0 percent from 8.5 percent. The increases in income from operations and operating margin were primarily a result of the rationalization charge of $7.8 million incurred in 2003 and the 2004 benefit of $3.0 million from a litigation settlement. These benefits were partially offset by higher manufacturing costs, the effect of prior year price concessions and a less favorable mix of products sold.

Interest and Other Debt Expense. Interest and other debt expense in 2004 decreased $40.8 million to $57.2 million as compared to 2003. This decrease resulted primarily from lower average borrowings resulting from debt reduction, a lower average cost of borrowings and the inclusion in 2003 of a $19.2 million loss on early extinguishment of debt as a result of a late-year refinancing. These favorable comparisons were partially offset by a $1.6 million charge in the fourth quarter of 2004 to write-off a portion of unamortized debt issuance costs as a result of our debt reduction program.

Income Taxes. Our effective tax rate for 2004 was 40.9 percent as compared to 39.6 percent in 2003. The increase in the effective tax rate was principally due to valuation allowances established for certain state net operating loss carryovers and credits.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Overview. Consolidated net sales were $2.312 billion in 2003, representing a 16.3 percent increase as compared to 2002 primarily as a result of the inclusion of three businesses acquired during early 2003. These acquisitions represent a continued strengthening of our franchise market positions, bringing our unit volume market share in the United States metal food can market to approximately half of the market, putting us in a leadership position in the metal, composite and plastic vacuum closure market for food and beverage products and further extending our product line to plastic tubes for the personal care market. Income from operations in 2003 also increased as compared to 2002, despite the inclusion of $9.0 million of rationalization charges in 2003 and $5.6 million of rationalization credits in 2002. Operating margin in 2003 declined by 1.1 percentage points as compared to 2002 as a result of rationalization charges in 2003 as compared to rationalization credits in 2002 and the inclusion of the acquired Silgan Closures business. In 2003, Silgan Closures had lower operating margins than the rest of the metal food container business as it continued to execute a major restructuring program initiated prior to our acquisition of the business. Net income in 2003 of $42.0 million declined by $11.8 million as compared to 2002 as a result of pre-tax rationalization charges of $9.0 million and a pre-tax loss on early extinguishment of debt of $19.2 million.

Net Sales. The $323.9 million increase in consolidated net sales in 2003 as compared to 2002 was largely the result of higher net sales of the metal food container business due to businesses acquired in 2003.

Net sales for the metal food container business increased $263.5 million, or 17.7 percent, in 2003 as compared to 2002. This increase was primarily attributable to the inclusion of net sales of the Silgan Closures and Pacific Coast Can businesses.

Net sales for the plastic container business in 2003 increased $60.4 million, or 12.0 percent, as compared to 2002. This increase was primarily a result of higher unit volume due largely to the acquisition of Thatcher Tubes and higher average selling prices due to the pass through of increased resin costs.

Gross Profit. The increase in gross profit margin for 2003 as compared to 2002 was principally due to increased sales of value-added products, largely offset by heightened competitive activities in the plastic container business, inflation in employee benefit costs and higher depreciation expense.

Selling, General and Administrative Expenses. The increase in selling, general and administrative expenses as a percentage of consolidated net sales for 2003 as compared to 2002 was largely due to higher levels of such expenses in the Silgan Closures and Thatcher Tubes businesses, inflation in employee benefits costs and the favorable impact in 2002 of net payments of $2.8 million received in settlement for certain litigation.

Income from Operations. Income from operations for 2003 increased by $0.2 million as compared to 2002 while operating margin decreased to 7.3 percent from 8.4 percent. The increase in income from operations would have been $14.6 million higher were it not for rationalization charges in 2003 as compared to rationalization credits in 2002. During 2003, we recorded rationalization charges totaling $9.0 million (including the non-cash write-down in carrying value of assets of approximately $5.3 million) related to closing two plastic container manufacturing facilities and one metal closure manufacturing facility. We recorded rationalization credits in 2002 totaling $5.6 million.

Income from operations of the metal food container business for 2003 increased $5.4 million, or 4.5 percent, as compared to 2002, while operating margin decreased to 7.2 percent from 8.1 percent. The increase in income from operations was principally due to the inclusion of the results of the recently acquired businesses, increased sales of Quick Top™ easy-open ends and improved operating efficiencies, partially offset by rationalization charges in 2003 as compared to rationalization credits in 2002, higher depreciation expense and inflation in employee benefit costs. The decrease in operating margin was due primarily to rationalization charges in 2003 as compared to rationalization credits in 2002 and the inclusion of the results of Silgan Closures.

Income from operations of the plastic container business for 2003 decreased $4.9 million, or 9.3 percent, as compared to 2002, and operating margin decreased to 8.5 percent from 10.6 percent. The decreases in income from operations and operating margin were primarily a result of rationalization charges in 2003 as compared to a rationalization credit in 2002, increased pricing pressures due to heightened competitive activities, higher depreciation expense and inflation in employee benefits costs, partially offset by higher unit volume and improved productivity. Operating margin was negatively impacted as higher sales associated with higher resin costs did not result in a corresponding increase in income from operations.

Interest and Other Debt Expense. Interest and other debt expense in 2003 increased $23.2 million to $98.0 million as compared to 2002. This increase resulted primarily from a $19.2 million loss on early extinguishment of debt as a result of refinancing all $500 million of the 9% Debentures and higher average borrowings during the year due to three acquisitions completed in early 2003, partially offset by a lower average interest rate in 2003. Interest and other debt expense for 2002 included a $1.0 million loss on early extinguishment of debt related to refinancing of our previous senior secured credit facility.

CAPITAL RESOURCES AND LIQUIDITY

Our principal sources of liquidity have been net cash from operating activities and borrowings under the Credit Agreement. Our liquidity requirements arise primarily from our obligations under the indebtedness incurred in connection with our acquisitions and the refinancing of that indebtedness, capital investment in new and existing equipment and the funding of our seasonal working capital needs.

In the fourth quarter of 2004, we utilized cash flow from operations to pay scheduled installments of $23.7 million and voluntarily prepay an additional $112.2 million of term loans under the Credit Agreement. Additionally, at December 31, 2004, there were no revolving loans outstanding under the Credit Agreement, as compared to $25.0 million outstanding at December 31, 2003. The prepayment of our term loans generated a loss on early extinguishment of debt of $1.6 million for the write-off of a portion of our unamortized debt issuance costs.

In March 2003, we completed a $150 million incremental term loan borrowing under the Credit Agreement and used the proceeds largely to finance the acquisitions of Silgan Closures and Thatcher Tubes. Later in 2003, we amended the Credit Agreement to increase the uncommitted incremental term loan facility under the Credit Agreement by $200 million, and then we completed an additional $200 million incremental term loan borrowing under the Credit Agreement and used the proceeds and other funds to redeem outstanding 9% Debentures.

In November 2003, we issued $200 million aggregate principal amount of 6¾% Notes. The issue price for the 6¾% Notes was 100% of their principal amount. The 6¾% Notes are general unsecured obligations of the Company, subordinate in right of payment to obligations under the Credit Agreement and effectively subordinate to all obligations of the subsidiaries of the Company. Interest on the 6¾% Notes is payable semiannually in cash on the 15th day of each May and November. The net cash proceeds from this issuance and other funds were used to redeem our 9% Debentures.

During 2003, we redeemed all $500 million of our outstanding 9% Debentures. The redemption price was 103.375% of the principal amount, or $516.9 million, plus accrued and unpaid interest to the redemption date. We funded this redemption with the proceeds from the issuance of the 6¾% Notes, incremental term loans and revolving loans under the Credit Agreement and funds from operations. We recorded a loss on early extinguishment of debt of $19.2 million in 2003 for the premium paid in connection with this redemption and for the write-off of unamortized debt issuance costs and unamortized premium related to the redeemed 9% Debentures.

In 2004, we used cash from operations of $277.7 million, proceeds from asset sales of $10.0 million, proceeds from stock option exercises of $2.3 million and increases in outstanding checks of $6.1 million to fund capital expenditures of $102.9 million, net repayments of long-term debt and revolving loans of $160.9 million, dividends paid on common stock of $8.3 million and debt issuance costs of $0.7 million and to increase cash balances by $23.3 million.

In 2004, trade accounts receivable, net decreased $11.2 million due to the timing of cash collections from our customers. Trade accounts payable increased $32.5 million due to the timing of payments and price increases of raw material purchases.

In 2003, we used cash from incremental term loan borrowings of $350 million, cash from operations of $223.8 million, proceeds from the issuance of the 6¾% Notes of $200 million, cash balances of $46.2 million, net borrowings of revolving loans of $25.0 million, increases in outstanding checks of $11.1 million, proceeds from asset sales of $3.7 million and proceeds from stock option exercises of $0.6 million to redeem the 9% Debentures for $516.9 million, purchase businesses for $207.8 million, fund capital expenditures of $105.9 million, repay term loans under the Credit Agreement of $23.6 million and pay debt issuance costs of $6.2 million.

In 2003, trade accounts receivable, net, inventories and trade accounts payable increased primarily due to acquisitions completed in 2003. The increase in inventories was partially offset by a successful finished goods inventory reduction program in our metal food container business.

In 2002, we used proceeds of $206.0 million from an add-on issuance of 9% Debentures, cash generated from operations of $149.7 million, increases in outstanding checks of $13.6 million, proceeds from stock option exercises of $4.3 million and proceeds from asset sales of $1.9 million to fund capital expenditures of $119.2 million, net repayments of revolving loans and long-term debt of $193.6 million and debt issuance costs of $22.4 million and to increase cash balances by $40.3 million.

In 2004, our Board of Directors initiated a quarterly dividend on our common stock and in April, July and November of 2004 approved a $0.15 per share quarterly cash dividend. The cash payments for dividends in 2004 totaled $8.3 million.

In February 2005, our Board of Directors declared a quarterly cash dividend on our common stock of $0.20 per share, payable on March 15, 2005 to the holders of record of our common stock on March 1, 2005. The cash payment for this dividend is expected to approximate $3.7 million.

As of December 31, 2004, there were no revolving loans outstanding under the Credit Agreement, and, after taking into account outstanding letters of credit, the available portion of the revolving loan facility under the Credit Agreement was $368.6 million. Revolving loans under the Credit Agreement may be borrowed, repaid and reborrowed until their final maturity on June 28, 2008.

The Credit Agreement also provided us with A term loans ($63.7 million outstanding at December 31, 2004) and B term loans ($575.0 million outstanding at December 31, 2004), which are required to be repaid in annual installments through June 28, 2008 and November 30, 2008, respectively. At December 31, 2004, the uncommitted incremental term loan facility was $125.0 million. You should also read Note 8 to our Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this Annual Report.

Under the Credit Agreement, the interest rate for all loans will be either the Eurodollar rate plus a margin or the prime lending rate of Deutsche Bank Trust Company Americas plus a margin. The margins are subject to adjustment quarterly based upon financial ratios set forth in the Credit Agreement. During 2004, we completed an amendment to the Credit Agreement that lowered the margin on our B term loans by twenty-five basis points, resulting in an interest rate on our B term loans of LIBOR plus 1.75 percent.

Because we sell metal containers used in the fruit and vegetable packing process, we have seasonal sales. As is common in the industry, we must utilize working capital to build inventory and then carry accounts receivable for some customers beyond the end of the packing season. Due to our seasonal requirements, we incur short-term indebtedness to finance our working capital requirements.

For 2005, we estimate that we will utilize approximately $250-300 million of revolving loans under our Credit Agreement for our peak seasonal working capital requirements. We may use the available portion of our revolving loan facilities, after taking into account our seasonal needs and outstanding letters of credit, for acquisitions and other permitted purposes.

In addition to our operating cash needs, we believe our cash requirements over the next few years will consist primarily of:

- annual capital expenditures of $90 to $110 million;
- annual principal amortization payments of bank term loans under the Credit Agreement of $21.8 million;
- quarterly common stock dividend payments of approximately $3.7 million (assuming our Board of Directors continues to approve dividends at the same level);
- our interest requirements, including interest on revolving loans (the principal amount of which will vary depending upon seasonal requirements) and bank term loans under the Credit Agreement, which bear fluctuating rates of interest, and the 6¾% Notes; and
- payments of approximately $30 to $40 million for federal, state and foreign tax liabilities in 2005, which represents a significant increase from prior years as we fully utilize certain alternative minimum tax and other credit carryforwards and which may increase annually thereafter. These amounts do not reflect the impact of any potential repatriation of earnings under the American Jobs Creation Act of 2004, or the AJCA, which we are still evaluating or the impact of the resolution of issues arising from tax audits with various tax authorities.

We believe that cash generated from operations and funds from borrowings available under the Credit Agreement will be sufficient to meet our expected operating needs, planned capital expenditures, debt service, tax obligations and common stock dividends for the foreseeable future. We continue to evaluate acquisition opportunities in the consumer goods packaging market and may incur additional indebtedness, including indebtedness under the Credit Agreement, to finance any such acquisition.

The Credit Agreement and the indenture with respect to the 6¾% Notes contain restrictive covenants that, among other things, limit our ability to incur debt, sell assets, pay dividends and engage in certain transactions. We do not expect these limitations to have a material effect on our business or our results of operations. We are in compliance with all financial and operating covenants contained in our financing agreements and believe that we will continue to be in compliance during 2005 with all of these covenants.

CONTRACTUAL OBLIGATIONS

Our contractual cash obligations at December 31, 2004 are provided below:

	Payment due by period				
(Dollars in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations (1)	$ 841.7	$ 21.8	$ 43.6	$576.3	$200.0
Interest on fixed rate debt (2)	121.5	14.0	28.0	27.2	52.3
Interest on variable rate debt (3)	105.0	28.1	56.4	20.5	—
Operating lease obligations	114.2	23.5	38.1	20.4	32.2
Purchase obligations (4)	11.7	11.7	—	—	—
Other post-retirement benefit obligations (5)	57.4	4.8	10.8	11.6	30.2
Total (6)	$1,251.5	$103.9	$176.9	$656.0	$314.7

(1) These amounts represent expected cash payments of our long-term debt.

(2) These amounts represent expected cash payments of our interest on fixed rate long-term debt.

(3) These amounts represent expected cash payments of our interest on variable rate long-term debt, after taking into consideration our interest rate swap agreements, at prevailing interest rates at December 31, 2004.

(4) Purchase obligations consist of commitments for capital expenditures. Obligations that are cancelable without penalty are excluded.

(5) Other postretirement benefit obligations have been actuarially determined through the year 2014.

(6) Based on current tax law, there are no minimum required contributions to our pension plans in 2005. However, this is subject to change based on current tax proposals before Congress, as well as asset performance significantly above or below the assumed long-term rate of return on plan assets. During 2004, we made pension contributions of approximately $36.8 million, of which approximately $2.4 million represented minimum funding requirements.

At December 31, 2004, we also had outstanding letters of credit of $31.4 million that were issued under the Credit Agreement.

You should also read Notes 9 and 11 to our Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

EFFECT OF INFLATION AND INTEREST RATE FLUCTUATIONS

Historically, inflation has not had a material effect on us, other than to increase our cost of borrowing. In general, we have been able to increase the sales prices of our products to reflect any increases in the prices of raw materials and to significantly reduce the exposure of our results of operations to increases in other costs, such as labor and other manufacturing costs.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 2004, we had $841.7 million of indebtedness outstanding, of which $188.7 million bore interest at floating rates, after taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest based on the three month LIBOR rate was exchanged for fixed rates of interest ranging from 1.3 percent to 3.3 percent. At December 31, 2004, the aggregate notional principal amount of these agreements was $450 million, with $100 million aggregate notional principal amount maturing in 2005, $150 million aggregate notional principal amount maturing in 2006 and $100 million aggregate notional principal amount maturing in each of 2007 and 2008. Depending upon market conditions, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility.

RATIONALIZATION CHARGES (CREDITS) AND ACQUISITION RESERVES

During 2004, we approved and announced to employees a plan to exit our Benton Harbor, Michigan metal food container manufacturing facility and another operation. This decision resulted in a charge to earnings during 2004 of $0.7 million, of which $0.2 million was for the non-cash write-down in carrying value of assets. Through December 31, 2004, we made cash payments totaling $0.5 million related to these plans. All actions under these plans have been completed.

During 2003, we established acquisition reserves in connection with our purchases of Thatcher Tubes, Silgan Closures and Pacific Coast Can aggregating approximately $6.0 million, recorded pursuant to plans that we began to assess and formulate at the date of the acquisitions. During 2004, we finalized these plans and reduced the related acquisition reserves by approximately $0.5 million. These plans included exiting the Lodi, California metal food container manufacturing facility, the Chicago, Illinois and Queretaro, Mexico metal closures manufacturing facilities and the Culiacan, Mexico plastic container manufacturing facility, as well as the consolidation of certain administrative functions of the acquired businesses. All of these facilities have ceased manufacturing operations. Through December 31, 2004, we made cash payments totaling $5.3 million related to these plans. At December 31, 2004, these reserves had an aggregate balance of $0.2 million. Cash payments related to these plans are expected to continue through the second quarter of 2005.

During 2003, we approved and announced to employees plans to exit our Norwalk, Connecticut and Anaheim, California plastic container manufacturing facilities and our Queretaro, Mexico metal closures manufacturing facility, as well as to consolidate certain administrative functions of the Silgan Closures business. These plans included the termination of approximately 120 plant employees and other related exit costs. These decisions resulted in a charge to earnings of $9.0 million ($1.2 million for the metal food container business and $7.8 million for the plastic container business) in 2003, which consisted of $5.3 million for the non-cash write-down in carrying value of assets, $2.1 million for employee severance and benefits costs and $1.6 million for plant exit costs. During 2004, additional rationalization charges of $1.3 million were recorded related to these plans ($1.0 million for the metal food container business and $0.3 million for the plastic container business). Since inception, a total of $2.3 million and $1.3 million has been expended for employee severance and benefits and plant exit costs, respectively, and $6.0 million has been recorded for the non-cash write-down in carrying value of assets. At December 31, 2004, these reserves had an aggregate balance of $0.7 million. The timing of certain cash payments related to these reserves is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to these reserves are expected through 2010.

We recorded rationalization credits in 2002 totaling $5.6 million. These rationalization credits included $2.4 million related primarily to the decision to support new business requirements by continuing to operate our Kingsburg, California metal food container facility that was previously expected to be closed, $3.0 million related primarily to certain previously written down assets of the metal food container business that were placed back in service to meet business requirements and $0.2 million related to certain aspects of a rationalization plan to close a plastic container manufacturing facility that were completed at amounts less than originally estimated.

Under our rationalization and acquisition plans, we made cash payments of $6.0 million, $6.0 million and $5.9 million, respectively, in 2004, 2003 and 2002. Additional cash spending is expected in 2005 under our 2003 acquisition plans, 2003 rationalization plans and a prior rationalization plan.

You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this Annual Report.

CRITICAL ACCOUNTING POLICIES

U.S. generally accepted accounting principles require estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes. Some of these estimates and assumptions require difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that our accounting policies for deferred income taxes, pension expense and obligations, rationalization charges (credits) and acquisition reserves and testing goodwill for impairment reflect the more significant judgments and estimates in our consolidated financial statements. You should also read our Consolidated Financial Statements for the year ended December 31, 2004 and the accompanying notes included elsewhere in this Annual Report.

At December 31, 2004, Silgan Can Company, or CS Can, the steel container manufacturing subsidiary we acquired from Campbell, had approximately $11.3 million of deferred tax assets relating to $32.2 million of federal net operating loss carryforwards, or NOLs, that expire between 2020 and 2022, for which no valuation allowance has been established. These NOLs are available to offset future taxable income of CS Can. We believe that it is more likely than not that these NOLs will be available to reduce future income tax liabilities based on estimated future taxable income and the reversal of temporary differences in future periods. Current levels of CS Can pre-tax earnings are sufficient to generate the taxable income required to realize our deferred tax assets. We would reduce our deferred tax assets by a valuation allowance if it became more likely than not that a portion of these NOLs would not be utilized. If a valuation allowance were established, additional expense would be recorded within the provision for income taxes in our Consolidated Statements of Income in the period in which that determination was made. Silgan Equipment Company had approximately $6.8 million of deferred tax assets relating to $19.5 million of federal NOLs that expire in 2023, which have been fully reserved for through purchase accounting.

Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense. A 25 basis point decrease in the discount rate would increase our pension expense by approximately $1.2 million. For 2005, we reduced our discount rate from 6.25 percent to 6.0 percent to reflect market interest rate conditions. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $1.5 million. For 2004, we assumed that the expected return on our pension plan assets was 9.0 percent.

Historically, we have maintained a strategy of acquiring businesses and enhancing profitability through productivity and cost reduction opportunities. Acquisitions require us to estimate the fair value of the assets acquired and liabilities assumed in the transactions. These estimates of fair value are based on our business plans for the acquired entities, which includes eliminating operating redundancies, facility closings and rationalizations and assumptions as to the ultimate resolution of liabilities assumed. We also continually evaluate the operating performance of our existing facilities and our business requirements and, when deemed appropriate, we exit or rationalize existing operating facilities. Establishing reserves for acquisition plans and facility rationalizations requires the use of estimates. Although we believe that these estimates accurately reflect the costs of these plans, actual costs incurred may differ from these estimates.

Statement of Financial Accounting Standards, or SFAS, No. 142 requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. Our tests for impairment require us to make assumptions regarding the expected earnings and cash flows of our reporting units. These assumptions are based on our internal forecasts. Developing these assumptions requires the use of significant judgment and estimates. Actual results may differ from these forecasts. If an impairment were to be identified, it could result in additional expense recorded in our Consolidated Statements of Income.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. SFAS No. 151 will be effective for us beginning January 1, 2006. We do not expect the adoption of SFAS No. 151 to have a significant effect on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires that public companies recognize compensation expense in an amount equal to the fair value of the share-based payment. SFAS No. 123(R) is effective for us beginning with the third quarter of 2005. SFAS No. 123(R) permits companies to adopt its requirements using either the "modified prospective" method or the "modified retrospective" method. We are still assessing which transition method to utilize. As permitted by SFAS No. 123, we currently account for share-based payments to employees using Accounting Principles Board Opinion No. 25's intrinsic value method and, as such, recognize no compensation expense for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and diluted net income per share in Note 1 to our Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this Annual Report. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow activity, rather than as an operating cash flow activity as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $1.7 million, $0.2 million and $2.3 million in 2004, 2003 and 2002, respectively.

On October 22, 2004, the AJCA was signed into law. The AJCA includes a deduction of 85 percent on certain foreign earnings that are repatriated during the calendar years of 2004 and 2005. We may elect to apply this provision to qualifying earnings repatriated in 2005. We have started an evaluation of the effects of the repatriation provision; however, we do not expect to be able to complete this evaluation until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision. We expect to complete our evaluation of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that we are evaluating for repatriation under this provision is between zero and $42.6 million. The related potential range of income tax cannot be evaluated at this time.

FORWARD-LOOKING STATEMENTS

The statements we have made in "Management's Discussion and Analysis" and elsewhere in this Annual Report which are not historical facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting us and therefore involve a number of uncertainties and risks. Therefore, the actual results of our operations or our financial condition could differ materially from those expressed or implied in these forward-looking statements. Important factors that could cause the actual results of our operations or our financial condition to differ from those expressed or implied in these forward-looking statements include, but are not necessarily limited to:

- our ability to effect cost reduction initiatives and realize benefits from capital investments;
- our ability to locate or acquire suitable acquisition candidates on acceptable terms;
- our ability to integrate the operations of our acquired businesses into our existing operations;
- our ability to generate sufficient cash flow to invest in our business and service our indebtedness;
- limitations and restrictions contained in our instruments and agreements governing our indebtedness;
- our ability to retain sales with our major customers or to satisfy our obligations under our contracts;
- the size and quality of the vegetable and fruit harvests in the midwest and west regions of the United States or our ability to collect our seasonal receivables;
- our ability to obtain sufficient quantities of raw materials or to maintain the ability to pass raw material price increases through to our customers;
- compliance by our suppliers with the terms of our arrangements with them;
- changes in consumer preferences for different packaging products;
- competitive pressures, including new product developments or changes in competitors' pricing for products;
- changes in governmental regulations or enforcement practices;
- changes in general economic conditions, such as fluctuations in interest rates and changes in energy costs (such as natural gas and electricity);
- changes in labor relations and costs;
- the performance of the investments in our pension plans against the level expected;
- changes in our evaluation of goodwill recorded on our consolidated balance sheets;
- our ability to refinance the Credit Agreement prior to its maturity in 2008, which will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our then outstanding indebtedness and other factors including market conditions; and
- other factors described elsewhere in this Annual Report or in our other filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates. In the normal course of business, we also have limited foreign currency risk associated primarily with our Canadian operations and risk related to commodity price changes for items such as natural gas. We employ established policies and procedures to manage our exposure to these risks. Interest rate, foreign currency and commodity pricing transactions are used only to the extent considered necessary to meet our objectives. We do not utilize derivative financial instruments for trading or other speculative purposes.

Interest Rate Risk. Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow and to lower our overall borrowing cost. To achieve our objective, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. During 2004 and 2003, our average outstanding variable rate debt, after taking into account the average outstanding notional amount of our interest rate swap agreements, was 33 percent and 31 percent of our total debt, respectively. We manage a significant portion of our exposure to interest rate fluctuations in our variable rate debt through interest rate swap agreements. These agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. We have entered into these agreements with banks under the Credit Agreement, and our obligations under these agreements are guaranteed and secured on a pari passu basis with our obligations under the Credit Agreement. You should also read Notes 4, 8 and 9 to our Consolidated Financial Statements included elsewhere in this Annual Report which outline the principal and notional amounts, interest rates, fair values and other terms required to evaluate the expected cash flows from these agreements.

Based on the average outstanding amount of our variable rate indebtedness in 2004, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted 2004 interest expense by an aggregate of approximately $3.7 million, after taking into account the average outstanding notional amount of our interest rate swap agreements during 2004.

Foreign Currency Exchange Rate Risk. We do not conduct a significant portion of our manufacturing or sales activity in foreign markets. Presently, our foreign activities are conducted primarily in Canada. Since we do not have significant foreign operations, we do not believe it is necessary to enter into any derivative financial instruments to reduce our exposure to foreign currency exchange rate risk.

Commodity Pricing Risk. We purchase commodities for our products such as metal and resins. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these commodities due to our ability to pass on price changes to our customers.

We also purchase other commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage a portion of our exposure to natural gas price fluctuations through natural gas swap agreements. During 2004 and 2003, we entered into natural gas swap agreements to hedge approximately 25 percent and 40 percent, respectively, of our exposure to fluctuations in natural gas prices. At December 31, 2004, we had entered into natural gas swap agreements to hedge approximately 20 percent of our expected 2005 exposure to fluctuations in natural gas prices. These agreements effectively convert pricing exposure for natural gas from market pricing to a fixed price. You should also read Notes 4 and 9 to our Consolidated Financial Statements included elsewhere in this Annual Report which outlines the terms necessary to evaluate these transactions.

Based on our natural gas usage in 2004, a ten percent change in natural gas costs would have impacted our 2004 cost of goods sold by approximately $1.9 million, after taking into account our natural gas swap agreements.

Report of Management

The management of Silgan Holdings Inc. is responsible for the preparation and integrity of all information contained in this Annual Report. The Company's consolidated financial statements and other financial information are prepared in accordance with U.S. generally accepted accounting principles and, accordingly, include certain informed judgments and estimates of management. Ernst & Young LLP, the Company's independent registered public accounting firm, has audited the consolidated financial statements as described in its report which follows.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2004.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, the Company's independent registered public accounting firm, as stated in its accompanying report.

An Audit Committee of the Company's Board of Directors, consisting of directors who are not officers or employees of the Company, meets periodically with management and the Company's independent registered public accounting firm to obtain assurances as to the integrity of the Company's accounting and financial reporting and to affirm the effectiveness of the Company's internal control over financial reporting. The Company's independent registered public accounting firm has full, free and separate access to the Audit Committee to discuss all appropriate matters.

R. Philip Silver
Co-Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
Co-Chairman of the Board and
Co-Chief Executive Officer

Anthony J. Allott
President

Robert B. Lewis
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Silgan Holdings Inc.

We have audited management's assessment, included in the accompanying Report of Management, that Silgan Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silgan Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Silgan Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Silgan Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management's statement in the last paragraph of the accompanying Report of Management regarding the composition and operation of the Audit Committee of the Board of Directors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Silgan Holdings Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 2, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
March 2, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Silgan Holdings Inc.

We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Silgan Holdings Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Stamford, Connecticut
March 2, 2005

Consolidated Balance Sheets

Silgan Holdings Inc.

December 31, 2004 and 2003 (Dollars in thousands, except per share data)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35,416	$ 12,100
Trade accounts receivable, less allowances of $2,827 and $3,086 respectively	148,073	159,273
Inventories	318,665	320,194
Prepaid expenses and other current assets	53,776	53,731
Total current assets	555,930	545,298
Property, plant and equipment, net	792,936	817,850
Goodwill, net	198,346	202,421
Other assets, net	49,947	55,515
	$1,597,159	$1,621,084
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 21,804	$ 48,670
Trade accounts payable	244,116	211,639
Accrued payroll and related costs	57,364	65,940
Accrued liabilities	21,152	24,518
Total current liabilities	344,436	350,767
Long-term debt	819,864	953,910
Other liabilities	225,423	195,602
Commitments and contingencies		
Stockholders' equity:		
Common stock ($0.01 par value per share; 100,000,000 shares authorized, 21,108,367 and 20,958,517 shares issued and 18,422,891 and 18,273,041 shares outstanding, respectively)	211	210
Paid-in capital	131,685	125,758
Retained earnings	136,768	60,905
Accumulated other comprehensive income (loss)	859	(5,675)
Unamortized stock compensation	(1,694)	—
Treasury stock at cost (2,685,476 shares)	(60,393)	(60,393)
Total stockholders' equity	207,436	120,805
	$1,597,159	$1,621,084

See notes to consolidated financial statements.

Consolidated Statements of Income

Silgan Holdings Inc.

For the years ended December 31, 2004, 2003 and 2002 (Dollars in thousands, except per share data)	2004	2003	2002
Net sales	$ 2,420,445	$ 2,312,165	$ 1,988,284
Cost of goods sold	2,110,059	2,026,687	1,749,731
Gross profit	310,386	285,478	238,553
Selling, general and administrative expenses	108,716	108,393	76,216
Rationalization charges (credits)	2,089	8,993	(5,603)
Income from operations	199,581	168,092	167,940
Interest and other debt expense before loss on early extinguishment of debt	55,632	78,861	73,789
Loss on early extinguishment of debt	1,590	19,173	983
Interest and other debt expense	57,222	98,034	74,772
Income before income taxes and equity in losses of affiliate	142,359	70,058	93,168
Provision for income taxes	58,214	27,743	36,806
Income before equity in losses of affiliate	84,145	42,315	56,362
Equity in losses of affiliate, net of income taxes	—	(281)	(2,554)
Net income	$ 84,145	$ 42,034	$ 53,808
Basic net income per share	$ 4.58	$ 2.30	$ 2.97
Diluted net income per share	$ 4.52	$ 2.28	$ 2.93
Dividends per share	$ 0.45	$ —	$ —

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Silgan Holdings Inc.

For the years ended December 31, 2004, 2003 and 2002	Common Stock Shares	Common Stock Par Value	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Unamortized Stock Compensation	Treasury Stock	Total Stockholders' Equity
(Dollars and shares in thousands)								
Balance at January 1, 2002	17,854	$205	$ 118,319	$ (34,937)	$ (8,046)	$ —	$ (60,393)	$ 15,148
Comprehensive income:								
Net income	—	—	—	53,808	—	—	—	53,808
Minimum pension liability, net of tax benefit of $8,336	—	—	—	—	(12,792)	—	—	(12,792)
Change in fair value of derivatives, net of tax provision of $314	—	—	—	—	453	—	—	453
Foreign currency translation	—	—	—	—	(82)	—	—	(82)
Comprehensive income								41,387
Stock option exercises, including tax benefit of $2,254	377	4	6,553	—	—	—	—	6,557
Balance at December 31, 2002	18,231	209	124,872	18,871	(20,467)	—	(60,393)	63,092
Comprehensive income:								
Net income	—	—	—	42,034	—	—	—	42,034
Minimum pension liability, net of tax provision of $3,961	—	—	—	—	6,106	—	—	6,106
Change in fair value of derivatives, net of tax provision of $1,338	—	—	—	—	2,053	—	—	2,053
Foreign currency translation	—	—	—	—	6,633	—	—	6,633
Comprehensive income								56,826
Stock option exercises, including tax benefit of $240	42	1	886	—	—	—	—	887
Balance at December 31, 2003	18,273	210	125,758	60,905	(5,675)	—	(60,393)	120,805
Comprehensive income:								
Net income	**—**	**—**	**—**	**84,145**	**—**	**—**	**—**	**84,145**
Minimum pension liability, net of tax benefit of $1,406	**—**	**—**	**—**	**—**	**(2,154)**	**—**	**—**	**(2,154)**
Change in fair value of derivatives, net of tax provision of $2,409	**—**	**—**	**—**	**—**	**3,686**	**—**	**—**	**3,686**
Foreign currency translation	**—**	**—**	**—**	**—**	**5,002**	**—**	**—**	**5,002**
Comprehensive income								**90,679**
Dividends declared on common stock	**—**	**—**	**—**	**(8,282)**	**—**	**—**	**—**	**(8,282)**
Issuance of restricted stock units	**—**	**—**	**1,929**	**—**	**—**	**(1,929)**	**—**	**—**
Amortization of stock compensation	**—**	**—**	**—**	**—**	**—**	**235**	**—**	**235**
Stock option exercises and other awards, including tax benefit of $1,736	**150**	**1**	**3,998**	**—**	**—**	**—**	**—**	**3,999**
Balance at December 31, 2004	**18,423**	**$211**	**$131,685**	**$136,768**	**$ 859**	**$(1,694)**	**$(60,393)**	**$207,436**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Silgan Holdings Inc.

For the years ended December 31, 2004, 2003 and 2002 (Dollars in thousands)	2004	2003	2002
Cash flows provided by (used in) operating activities:			
Net income	$ 84,145	$ 42,034	$ 53,808
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	118,450	110,724	94,936
Amortization of other intangibles	23	590	779
Amortization of debt issuance costs	3,937	3,888	2,588
Rationalization charges (credits)	2,089	8,993	(5,603)
Loss on early extinguishment of debt	1,590	19,173	983
Equity in losses of affiliate	—	457	4,222
Deferred income tax provision	42,535	25,742	25,219
Other changes that provided (used) cash, net of effects from acquisitions:			
Trade accounts receivable, net	11,200	(12,465)	20,246
Inventories	1,449	28,109	(10,209)
Trade accounts payable	26,420	14,244	(14,725)
Accrued liabilities	(15,095)	(6,443)	(12,273)
Other, net	995	(11,224)	(10,255)
Net cash provided by operating activities	277,738	223,822	149,716
Cash flows provided by (used in) investing activities:			
Purchases of businesses, net of cash acquired	—	(207,793)	—
Capital expenditures	(102,868)	(105,912)	(119,160)
Proceeds from asset sales	9,983	3,739	1,915
Net cash used in investing activities	(92,885)	(309,966)	(117,245)
Cash flows provided by (used in) financing activities:			
Borrowings under revolving loans	954,325	905,800	1,163,580
Repayments under revolving loans	(979,325)	(880,800)	(1,496,605)
Proceeds from stock option exercises	2,262	647	4,303
Changes in outstanding checks — principally vendors	6,057	11,084	13,577
Proceeds from issuance of long-term debt	—	550,000	656,000
Repayments of long-term debt	(135,912)	(540,545)	(310,573)
Dividends paid on common stock	(8,282)	—	—
Debt issuance costs	(662)	(6,260)	(22,444)
Net cash (used in) provided by financing activities	(161,537)	39,926	7,838
Cash and cash equivalents:			
Net increase (decrease)	23,316	(46,218)	40,309
Balance at beginning of year	12,100	58,318	18,009
Balance at end of year	$ 35,416	$ 12,100	$ 58,318
Interest paid	$ 55,494	$ 93,514	$ 73,251
Income taxes paid, net of refunds	5,008	2,803	14,374

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Silgan Holdings Inc., or Holdings, conducts its business through its wholly owned operating subsidiaries, Silgan Containers Corporation, or Containers, and Silgan Plastics Corporation, or Plastics. We are engaged in the manufacture and sale of steel and aluminum containers for human and pet food; metal, composite and plastic vacuum closures for food and beverage products; and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. Our businesses are principally based in the United States.

Basis of Presentation

The consolidated financial statements include the accounts of Holdings and its subsidiaries. All significant intercompany transactions have been eliminated. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The principal functional currency for our foreign operations is the Canadian dollar. Balance sheet accounts of our foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss).

Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. As a result of our cash management system, checks issued for payment may create negative book balances. Checks outstanding in excess of related book balances totaling approximately $105.5 million at December 31, 2004 and $99.4 million at December 31, 2003 are included in trade accounts payable in our Consolidated Balance Sheets. Changes in outstanding checks are included in financing activities in our Consolidated Statements of Cash Flows to treat them as, in substance, cash advances.

Inventories

Inventories are valued at the lower of cost or market (net realizable value) and the cost is principally determined on the last-in, first-out basis, or LIFO.

Property, Plant and Equipment, Net

Property, plant and equipment, net is stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Design and development costs for molds, dies and other tools that we do not own and that will be used to produce products that will be sold under long-term supply arrangements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

Interest incurred on amounts borrowed in connection with the installation of major machinery and equipment acquisitions is capitalized. Capitalized interest of $0.7 million, $1.0 million and $1.4 million in 2004, 2003 and 2002, respectively, was recorded as part of the cost of the assets to which it relates and is amortized over the assets' estimated useful life.

Goodwill, Net

We review goodwill for impairment as of July 1 of each year and more frequently if circumstances indicate a possible impairment. We determined that goodwill was not impaired in our third quarter 2004 review. Changes in the carrying amount of goodwill, net are as follows:

(Dollars in thousands)	Metal Food Containers	Plastic Containers	Total
Balance at December 31, 2002	$ 47,680	$ 93,801	$141,481
Acquisitions	55,350	5,050	60,400
Currency translation	—	540	540
Balance at December 31, 2003	103,030	99,391	202,421
Adjustments	**(5,722)**	**1,413**	**(4,309)**
Currency translation	**—**	**234**	**234**
Balance at December 31, 2004	**$ 97,308**	**$101,038**	**$198,346**

Goodwill, net was adjusted in 2004 primarily for deferred tax items and the finalization of the valuation of assets for 2003 acquisitions.

Goodwill, net for our metal food container business includes accumulated amortization of $14.7 million at both December 31, 2004 and 2003. Goodwill, net for our plastic container business includes accumulated amortization of $11.1 million at both December 31, 2004 and 2003.

Impairment of Long-Lived Assets

We assess long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An impairment exists if the estimate of future undiscounted cash flows generated by the assets is less than the carrying value of the assets. If impairment is determined to exist, any related impairment loss is then measured by comparing the fair value of the assets to their carrying amount.

Other Assets, Net

Other assets, net consist principally of debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (4 to 9 years) and an intangible pension asset.

Hedging Instruments

We account for derivative financial instruments under Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires all derivatives to be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives are recorded in each period in earnings or comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We do not engage in trading or other speculative uses of these financial instruments. For a financial instrument to qualify as a hedge, we must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

Income Taxes

We account for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment of such change. Income taxes are calculated for Holdings, Silgan Equipment Company, or Silgan Equipment, and the acquired steel container manufacturing business of Campbell Soup Company, or CS Can, on a separate return basis. U.S. income taxes have not been provided on the accumulated earnings of our foreign subsidiaries as these earnings are expected to be indefinitely reinvested. See Note 12 for further discussion.

Revenue Recognition

Revenues are recognized when goods are shipped and the title and risk of loss pass to the customer. For those sites where we operate within the customer's facilities, title and risk of loss pass to the customer upon delivery of product to clearly delineated areas within the common facility, at which time we recognize revenues. Shipping and handling fees and costs incurred in connection with products sold are recorded in cost of goods sold in our Consolidated Statements of Income.

Stock-Based Compensation

We currently have one stock-based compensation plan in effect, which plan replaced two previous plans under which stock options are still outstanding. Under our current stock-based compensation plan, we have issued options and restricted stock units to our officers, other key employees and outside directors. A restricted stock unit represents the right to receive one share of our common stock at a future date. Unvested restricted stock units do not have dividend or voting rights and may not be disposed of or transferred during the vesting period. See Note 13 for further discussion. We apply the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock awards issued under these plans. Accordingly, no compensation expense for employee stock options is recognized, as all options granted under these plans had an exercise price that was equal to or greater than the market value of the underlying stock on the date of the grant. Restricted stock units issued are accounted for as fixed grants and, accordingly, the fair value at the grant date has been charged to stockholders' equity as unamortized stock compensation and is being amortized ratably over the respective vesting period. Compensation expense of $0.2 million was amortized in 2004.

If we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the years ended December 31, 2004, 2003 and 2002, net income and basic and diluted net income per share would have been as follows:

(Dollars in thousands, except per share data)	2004	2003	2002
Net income, as reported	$84,145	$42,034	$53,808
Add: Stock based compensation expense included in reported net income, net of income taxes	135	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of income taxes	1,747	1,441	1,165
Pro forma net income	$82,533	$40,593	$52,643
Earnings per share:			
Basic net income per share – as reported	$ 4.58	$ 2.30	$ 2.97
Basic net income per share – pro forma	4.49	2.22	2.90
Diluted net income per share – as reported	$ 4.52	$ 2.28	$ 2.93
Diluted net income per share – pro forma	4.45	2.22	2.88

Recently Adopted Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or the FASB, issued Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities," which expands upon existing accounting guidance on consolidation. A variable interest entity either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns. The provisions of FIN No. 46 were effective for us on March 31, 2004. The adoption of FIN No. 46 did not effect our financial position or results of operations.

Effective January 1, 2003, we adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 requires that gains or losses from the extinguishment of our debt will no longer be classified as extraordinary items. Upon adoption in 2003, the extraordinary item for loss on early extinguishment of debt of $1.0 million before income taxes that was recorded in the second quarter of 2002, as a result of the refinancing of our previous senior secured credit facility with our new senior secured credit facility, was reclassified to loss on early extinguishment of debt in our Consolidated Statements of Income.

In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 requires additional disclosures about plan assets, benefit obligations, expected cash flows and net periodic benefit costs for defined benefit plans. In 2003, we adopted the additional disclosure requirements, except for certain disclosures about estimated future benefit payments which were adopted in 2004.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges in all circumstances. SFAS No. 151 will be effective for us beginning January 1, 2006. We do not expect the adoption of SFAS No. 151 to have a significant effect on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires that public companies recognize compensation expense in an amount equal to the fair value of the share-based payment.

SFAS No. 123(R) is effective for us beginning with the third quarter of 2005. SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We are still assessing which transition method to utilize.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, recognize no compensation expense for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and diluted net income per share in Note 1 to our Consolidated Financial Statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow activity, rather than as an operating cash flow activity as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amounts of operating cash flows recognized in prior periods for such excess tax deductions were $1.7 million, $0.2 million and $2.3 million in 2004, 2003 and 2002, respectively.

NOTE 2. ACQUISITIONS

In January 2003, we acquired substantially all of the assets of Thatcher Tubes LLC and its affiliates, or Thatcher Tubes, a privately held manufacturer and marketer of decorated plastic tubes serving primarily the personal care industry. Including additional production capacity installed shortly before the acquisition, the purchase price for the assets was approximately $32 million in cash. Thatcher Tubes operates as part of our plastic container business.

In March 2003, we acquired the remaining 65 percent equity interest in the Amcor White Cap, LLC, or White Cap, joint venture that we did not already own from Amcor White Cap, Inc. for approximately $37 million in cash. Additionally, we refinanced debt of White Cap in the amount of approximately $88 million and purchased equipment subject to a third party lease for approximately $5 million. This business operates under the name Silgan Closures LLC, or Silgan Closures, as part of our metal food container business.

In April 2003, we acquired PCP Can Manufacturing, Inc., or Pacific Coast Can, a subsidiary of Pacific Coast Producers, or Pacific Coast, through which Pacific Coast self-manufactured a majority of its metal food containers. The purchase price was approximately $44 million in cash, including approximately $29 million for inventory. As part of the transaction, we entered into a ten-year supply agreement with Pacific Coast under which Pacific Coast has agreed to purchase from us substantially all of its metal food container requirements.

These acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and the businesses' results of operations have been included in our consolidated operating results from the date of acquisition. The allocation of purchase price was finalized during 2004 when valuations and integration plans were completed.

NOTE 3. RATIONALIZATION CHARGES (CREDITS) AND ACQUISITION RESERVES

2004 Rationalization Plans

During 2004, we approved and announced to employees a plan to exit our Benton Harbor, Michigan metal food container manufacturing facility and another operation. This decision resulted in a charge to earnings during 2004 of $0.7 million, of which $0.2 million was for the non-cash write-down in carrying value of assets. Through December 31, 2004, we made cash payments totaling $0.5 million related to these plans. All actions under these plans have been completed.

2003 Acquisition Plans

During 2003, we established acquisition reserves in connection with our purchases of Thatcher Tubes, White Cap and Pacific Coast Can aggregating approximately $6.0 million, recorded pursuant to plans that we began to assess and formulate at the date of the acquisitions. During 2004, we finalized these plans and reduced the related acquisition reserves by approximately $0.5 million. These plans included exiting the Lodi, California metal food container manufacturing facility, the Chicago, Illinois and Queretaro, Mexico metal closures manufacturing facilities and the Culiacan, Mexico plastic container manufacturing facility. These plans included the termination of approximately 380 plant and administrative employees and other related plant exit costs. These reserves consisted of employee severance and benefits costs of $4.2 million and plant exit costs of $1.3 million related to the closing of the previously discussed acquired facilities. All of these facilities have ceased manufacturing operations. Through December 31, 2004, a total of $4.0 million and $1.3 million has been expended for employee severance and benefits and plant exit costs related to these plans, respectively. At December 31, 2004, these reserves had an aggregate balance of $0.2 million. Cash payments related to these reserves are expected to continue through the second quarter of 2005.

Activity in our 2003 acquisition plan reserves is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Total
Balance at December 31, 2002	$ —	$ —	$ —
2003 Reserves Established	4,451	1,559	6,010
2003 Utilized	(1,167)	(523)	(1,690)
Balance at December 31, 2003	3,284	1,036	4,320
Finalization of 2003 Acquisition Plan Reserves	**(268)**	**(239)**	**(507)**
2004 Utilized	**(2,856)**	**(751)**	**(3,607)**
Balance at December 31, 2004	**$ 160**	**$ 46**	**$ 206**

2003 Rationalization Plans

During 2003, we approved and announced to employees plans to exit our Norwalk, Connecticut and Anaheim, California plastic container manufacturing facilities and our Queretaro, Mexico metal closures manufacturing facility, as well as to consolidate certain administrative functions of the Silgan Closures business. These plans included the termination of approximately 120 plant employees and other related exit costs. These decisions resulted in a charge to earnings of $9.0 million ($1.2 million for the metal food container business and $7.8 million for the plastic container business) in 2003, which consisted of $5.3 million for the non-cash write-down in carrying value of assets, $2.1 million for employee severance and benefits costs and $1.6 million for plant exit costs. During 2004, additional rationalization charges of $1.3 million were recorded related to these plans ($1.0 million for the metal food container business and $0.3 million for the plastic container business). Since inception, a total of $2.3 million and $1.3 million has been expended for employee severance and benefits and plant exit costs, respectively, and $6.0 million has been recorded for the non-cash write-down in carrying value of assets. At December 31, 2004, these reserves had an aggregate balance of $0.7 million. The timing of certain cash payments related to these reserves is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to these reserves are expected through 2010.

Activity in our 2003 rationalization plan reserves is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Non-Cash Asset Write-Down	Total
Balance at December 31, 2002	$ —	$ —	$ —	$ —
2003 Rationalization Charge	2,097	1,588	5,308	8,993
2003 Utilized	(1,502)	(617)	(5,308)	(7,427)
Balance at December 31, 2003	595	971	—	1,566
2004 Rationalization Charge	**272**	**408**	**662**	**1,342**
2004 Utilized	**(830)**	**(689)**	**(662)**	**(2,181)**
Balance at December 31, 2004	**$ 37**	**$ 690**	**$ —**	**$ 727**

Fairfield Rationalization Plan

During 2001, we approved and announced to employees a plan to exit our Fairfield, Ohio plastic container facility. The plan included the termination of approximately 150 plant employees and other related plant exit costs, including equipment dismantle costs and contractual rent obligations. This decision resulted in a rationalization charge of $3.5 million, which consisted of $0.9 million for employee severance and benefits and $2.6 million for plant exit costs. During 2002, all actions under this plan related to employee severance and benefits were completed at amounts less than originally estimated, and, accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit. Through December 31, 2004, a total of $2.4 million has been expended relating to this plan. At December 31, 2004, this reserve had a remaining balance of $0.9 million related to plant exit costs. Although we have closed the plant, the timing of cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to closing this facility are expected through 2009.

Activity in our Fairfield rationalization plan reserve is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Total
Balance at December 31, 2001	$ 237	$1,867	$2,104
2002 Rationalization Credit	(237)	—	(237)
2002 Utilized	—	(273)	(273)
Balance at December 31, 2002	—	1,594	1,594
2003 Utilized	—	(321)	(321)
Balance at December 31, 2003	—	1,273	1,273
2004 Utilized	**—**	**(380)**	**(380)**
Balance at December 31, 2004	**$ —**	**$ 893**	**$ 893**

AN Can Acquisition Plan

Acquisition reserves established in connection with our purchase of the Food Metal and Specialty Business of American National Can Company, or AN Can, in 1995 aggregating approximately $49.5 million were recorded pursuant to plans that we began to assess and formulate at the date of the acquisition and which were finalized in 1996. These reserves consisted of employee severance and benefits costs ($26.1 million) for the termination of approximately 500 plant, selling and administrative employees, plant exit costs ($6.6 million) related to the planned closure of the St. Louis, Missouri plant, the downsizing of the Hoopeston, Illinois and Savage, Minnesota facilities and the restructuring of the St. Paul, Minnesota plant and liabilities incurred in connection with the acquisition ($16.8 million). Through December 31, 2003, a total of $49.5 million has been expended related to these plans, which consisted of $26.1 million for employee severance and benefits costs, $6.6 million for plant exit costs and $16.8 million for payment of acquisition related liabilities. During 2003, all actions under this plan were completed.

Activity in our AN Can acquisition plan reserve is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 2001	$1,491	$ 1,977	$ 2,000	$ 5,468
2002 Utilized	(744)	(858)	(2,000)	(3,602)
Balance at December 31, 2002	747	1,119	—	1,866
2003 Utilized	(747)	(1,119)	—	(1,866)
Balance at December 31, 2003	$ —	$ —	$ —	$ —

Northtown, Kingsburg and Waukegan Rationalization Plans

During 2001, we approved and announced to employees separate plans to exit our Northtown, Missouri and Kingsburg, California metal food container facilities and to cease operation of the composite container department at our Waukegan, Illinois metal food container facility.

During 2002, in order to support new business, we decided to continue to operate our Kingsburg facility and to utilize certain Northtown assets with carrying values that were previously written down as part of this restructuring charge. As a result, we recorded a $2.8 million rationalization credit, which consisted of $2.2 million related to certain assets with carrying values that were previously written down but were placed back in service and $0.6 million for the reversal of rationalization reserves related to employee severance and benefits and plant exit costs. The assets that remained in service were recorded in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value. Also, during 2002, all actions related to our rationalization plans for our

Northtown, Missouri and Waukegan, Illinois metal food container manufacturing facilities were completed at amounts less than originally estimated. Accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit.

Other Assets

During 2002, we placed certain assets of our metal food container business with carrying values that were previously written down back in service. As a result, we recorded a $2.3 million rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value.

Summary

Rationalization charges (credits) for the years ended December 31 are summarized as follows:

(Dollars in thousands)	2004	2003	2002
2004 Rationalization plans	$ 747	$ —	$ —
2003 Rationalization plans	1,342	8,993	—
Fairfield plan	—	—	(237)
Northtown, Kingsburg and Waukegan plans	—	—	(3,041)
Other assets	—	—	(2,325)
	$2,089	$8,993	$(5,603)

At December 31, rationalization and acquisition reserves were included in our Consolidated Balance Sheets as follows:

(Dollars in thousands)	2004	2003
Accrued liabilities	$ 877	$5,572
Other liabilities	949	1,587
	$1,826	$7,159

NOTE 4. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) is reported in our Consolidated Statements of Stockholders' Equity. Amounts included in accumulated other comprehensive income (loss) at December 31 are as follows:

(Dollars in thousands)	2004	2003
Foreign currency translation	$ 9,637	$ 4,635
Change in fair value of derivatives	2,925	(761)
Minimum pension liability	(11,703)	(9,549)
Accumulated other comprehensive income (loss)	$ 859	$(5,675)

The amount reclassified to earnings from the change in fair value of derivatives component of accumulated other comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002 was net losses of $3.4 million, $2.2 million and $5.0 million, net of income taxes, respectively.

We estimate that we will reclassify $0.9 million of income, net of income taxes, of the change in fair value of derivatives component of accumulated other comprehensive income (loss) to earnings during the next twelve months. The actual amount that will be reclassified to earnings will vary from this amount as a result of changes in market conditions. See Note 9 which includes a discussion of hedging activities.

For the year ended December 31, 2002, the foreign currency translation and minimum pension liability components of accumulated other comprehensive income (loss) included $0.4 million and $5.6 million, respectively, related to our equity investment in White Cap. See Note 7 which includes a discussion of our equity investment in White Cap.

NOTE 5. INVENTORIES

The components of inventories at December 31 are as follows:

(Dollars in thousands)	2004	2003
Raw materials	$ 63,225	$ 36,732
Work-in-process	50,366	52,815
Finished goods	198,697	213,481
Spare parts and other	19,324	20,267
	331,612	323,295
Adjustment to value inventory at cost on the LIFO method	(12,947)	(3,101)
	$318,665	$320,194

Inventories include $33.2 million and $30.3 million recorded on the first-in, first-out method at December 31, 2004 and 2003, respectively.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, at December 31 is as follows:

(Dollars in thousands)	2004	2003
Land	$ 8,984	$ 10,060
Buildings and improvements	166,443	168,236
Machinery and equipment	1,395,481	1,309,756
Construction in progress	55,428	60,068
	1,626,336	1,548,120
Accumulated depreciation	(833,400)	(730,270)
Property, plant and equipment, net	$ 792,936	$ 817,850

NOTE 7. INVESTMENT IN EQUITY AFFILIATE

Prior to March 2003, we held a 35 percent interest in a joint venture company with Amcor Ltd. that was a leading supplier of an extensive range of metal and plastic vacuum closures to consumer goods packaging companies in the food and beverage industries in North America. The venture operated under the name Amcor White Cap, LLC.

In March 2003, we acquired the remaining 65 percent equity interest in the White Cap joint venture that we did not already own. The business now operates under the name Silgan Closures LLC. Prior to our acquisition of White Cap, we accounted for our investment in the White Cap joint venture using the equity method. During 2002, we recorded equity in losses of White Cap of $2.6 million, net of income taxes, which included our portion of White Cap's rationalization charge to close its Chicago, Illinois metal closure manufacturing facility of $2.0 million, net of income taxes, and $0.7 million, net of income taxes, for our portion of White Cap's gain on the sale of certain assets at a price in excess of book value. For the first two months of 2003, we recorded equity in losses of White Cap of $0.3 million, net of income taxes. The results of Silgan Closures since March 2003 have been included with the results of our metal food container business.

NOTE 8. LONG-TERM DEBT

Long-term debt at December 31 is as follows:

(Dollars in thousands)	2004	2003
Bank debt:		
Bank revolving loans	$ —	$ 25,000
Bank A term loans	63,669	83,330
Bank B term loans	574,999	691,250
Total bank debt	638,668	799,580
Subordinated debt:		
6¾% Senior Subordinated Notes	200,000	200,000
Other	3,000	3,000
Total subordinated debt	203,000	203,000
Total debt	841,668	1,002,580
Less current portion	21,804	48,670
	$819,864	$ 953,910

The aggregate annual maturities of our debt are as follows (dollars in thousands):

2005	$ 21,804
2006	21,804
2007	21,804
2008	576,256
2009	—
Thereafter	200,000
	$841,668

Bank Credit Agreement

On June 28, 2002, we completed the refinancing of our previous U.S. senior secured credit facility, or the Previous U.S. Credit Agreement, by entering into a new $850 million senior secured credit facility, or the Credit Agreement. As a result of refinancing our Previous U.S. Credit Agreement, we recorded a loss on early extinguishment of debt of $1.0 million in 2002 for the write-off of unamortized debt issuance costs related to the Previous U.S. Credit Agreement. The Credit Agreement initially provided us with $100 million of A term loans and $350 million of B term loans and also provides us with up to $400 million of revolving loans.

Pursuant to the Credit Agreement, we also had a $275 million uncommitted incremental term loan facility. The uncommitted incremental term loan facility provides, among other things, that any incremental term loan borrowing shall be denominated in a single currency, either U.S. dollars or certain foreign currencies; have a maturity date no earlier than the maturity date for the B term loans; and be used to finance permitted acquisitions, refinance any indebtedness assumed as part of a permitted acquisition, refinance or repurchase subordinated debt and repay outstanding revolving loans.

On March 3, 2003, we completed a $150 million incremental term loan borrowing under the Credit Agreement, reducing the uncommitted incremental term loan facility to $125 million. The proceeds were used largely to finance the acquisitions of White Cap and Thatcher Tubes. The terms of this incremental term loan borrowing are the same as those for B term loans under the Credit Agreement.

On November 13, 2003, we amended the Credit Agreement to, among other things, increase the uncommitted incremental term loan facility by $200 million and provide us with greater ability to redeem our 9% Senior Subordinated Debentures due 2009, or the 9% Debentures, or any other subordinated indebtedness. This increased our uncommitted incremental term loan facility under the Credit Agreement to $325 million. On December 15, 2003, we completed a $200 million incremental term loan borrowing under the Credit Agreement. The terms of this incremental term loan borrowing are the same as those for B term loans under the Credit Agreement. We used the proceeds from this incremental term loan to redeem a portion of our outstanding 9% Debentures. Our uncommitted incremental term loan facility under the Credit Agreement at December 31, 2004 was $125 million.

The A term loans and revolving loans mature on June 28, 2008 and the B term loans mature on November 30, 2008. Principal on the A term loans and B term loans is required to be repaid in scheduled annual installments.

The Credit Agreement requires us to prepay term loans with proceeds received from the incurrence of indebtedness, except proceeds used to refinance other existing indebtedness; with proceeds received from certain assets sales; and, under certain circumstances, with 50 percent of our excess cash flow, as defined in the Credit Agreement. Generally, prepayments are allocated pro rata to the A term loans and B term loans and applied first to the scheduled amortization payments in the year of such prepayments and, to the extent in excess thereof, pro rata to the remaining installments of term loans.

During 2004, we repaid scheduled installments of $16.7 million of A term loans and $7.0 million of B term loans under the Credit Agreement. In addition, in the fourth quarter of 2004, we utilized excess cash flows to voluntarily prepay $3.0 million of A term loans and $109.2 million of B term loans under the Credit Agreement. As a result of our 2004 prepayments under the Credit Agreement, we recorded a loss on early extinguishment of debt of $1.6 million for the write-off of a portion of our debt issuance costs. During 2003, we repaid scheduled installments of $16.7 million of A term loans and $7.0 million of B term loans under the Credit Agreement. During 2002, we repaid scheduled installments of $1.8 million of B term loans under the Credit Agreement. During 2002, we repaid $119.4 million of A term loans and $186.6 million of B term loans under the Previous U.S. Credit Agreement.

Revolving loans may be used for working capital needs and other general corporate purposes, including acquisitions. Revolving loans may be borrowed, repaid and reborrowed over the life of the Credit Agreement until their final maturity. We are required to maintain, for at least one period of 30 consecutive days during each calendar year, total average unutilized revolving loan commitments of at least $90 million. At December 31, 2004, there were no revolving loans outstanding, as compared to $25.0 million outstanding at December 31, 2003. After taking into account letters of credit of $31.4 million, borrowings available under the revolving credit facility of the Credit Agreement were $368.6 million on December 31, 2004.

On July 15, 2004, we completed an amendment to our Credit Agreement that lowered the margin on our B term loans by twenty-five basis points to 1.75 percent.

Borrowings under the Credit Agreement may be designated as base rate or Eurodollar rate borrowings. The base rate is the higher of the prime lending rate of Deutsche Bank Trust Company Americas or ½ of one percent in excess of the overnight federal funds rate. Currently, base rate borrowings bear interest at the base rate plus a margin of 0.75 percent, and Eurodollar rate borrowings bear interest at the Eurodollar rate plus a margin of 1.75 percent. In accordance with the Credit Agreement, the interest rate margin on base rate and Eurodollar rate borrowings is reset quarterly based upon our total leverage ratio, as defined in the Credit Agreement. As of December 31, 2004, the interest rate for Eurodollar rate borrowings was 4.33 percent. There were no base rate borrowings outstanding at December 31, 2004. For 2004, 2003 and 2002, the weighted average annual interest rate paid on term loans was 3.5 percent, 3.4 percent and 4.0 percent, respectively; and the weighted average annual interest rate paid on revolving loans was 3.4 percent, 3.5 percent and 3.3 percent, respectively. We have entered into interest rate swap agreements with an aggregate notional amount of $450 million to convert interest rate exposure from variable rates to fixed rates of interest. See Note 9 which includes a discussion of the interest rate swap agreements.

The Credit Agreement provides for the payment of a commitment fee ranging from 0.25 percent to 0.50 percent per annum on the daily average unused portion of commitments available under the revolving loan facility (0.50 percent at December 31, 2004). The commitment fee is reset quarterly based on our total leverage ratio.

We may utilize up to a maximum of $50 million of our revolving loan facility under the Credit Agreement for letters of credit as long as the aggregate amount of borrowings of revolving loans and letters of credit do not exceed the amount of the commitment under such revolving loan facility. The Credit Agreement provides for payment to the applicable lenders of a letter of credit fee equal to the applicable margin in effect for revolving loans maintained as Eurodollar rate loans (1.75 percent at December 31, 2004) and to the issuers of letters of credit of a facing fee of ¼ of one percent per annum, calculated on the aggregate stated amount of all letters of credit.

The indebtedness under the Credit Agreement is guaranteed by Holdings and certain of its U.S. subsidiaries and is secured by a security interest in substantially all of our real and personal property. The stock of certain of our subsidiaries has also been pledged as security to the lenders under the Credit Agreement. At December 31, 2004, we had assets of a U.S. subsidiary of $130.6 million which were restricted and could not be transferred to Holdings or any other subsidiary of Holdings. The Credit Agreement contains certain financial and operating covenants which limit, among other things, our ability and the ability of our subsidiaries to grant liens, sell assets and use the proceeds from certain asset sales, make certain payments (including dividends) on our capital stock, incur indebtedness or provide guarantees, make loans or investments, enter into transactions with affiliates, make certain capital expenditures, engage in any business other than the packaging business, and, with respect to our subsidiaries, issue stock.

In addition, we are required to meet specified financial covenants including interest coverage and total leverage ratios, each as defined in the Credit Agreement. We are currently in compliance with all covenants under the Credit Agreement.

Because we sell metal containers used in the fruit and vegetable packing process, we have seasonal sales. As is common in the industry, we must utilize working capital to build inventory and then carry accounts receivable for some customers beyond the packing season. Due to our seasonal requirements, we incur short-term indebtedness to finance our working capital requirements. For 2004, 2003 and 2002, the average amount of revolving loans outstanding, including seasonal borrowings, was $170.3 million, $131.0 million and $258.8 million, respectively; and, after taking into account outstanding letters of credit, the highest amount of such borrowings was $305.3 million, $260.0 million and $485.3 million, respectively.

6¾% Senior Subordinated Notes

On November 14, 2003, we issued $200 million aggregate principal amount of 6¾% Senior Subordinated Notes due 2013, or the 6¾% Notes. The issue price for the 6¾% Notes was 100% of their principal amount. Net cash proceeds from this issuance were used to redeem a portion of our 9% Debentures.

The 6¾% Notes are general unsecured obligations of Holdings, subordinate in right of payment to obligations under the Credit Agreement and effectively subordinate to all obligations of the subsidiaries of Holdings. Interest on the 6¾% Notes is payable semi-annually in cash on the 15th day of each May and November.

The 6¾% Notes are redeemable, at the option of Holdings, in whole or in part, at any time after November 15, 2008 at the following redemption prices (expressed in percentages of principal amount) plus accrued and unpaid interest thereon to the redemption date if redeemed during the twelve month period beginning November 15, of the years set forth below:

Year	Redemption Price
2008	103.375%
2009	102.250%
2010	101.125%
Thereafter	100.000%

Upon the occurrence of a change of control, as defined in the indenture relating to the 6¾% Notes, Holdings is required to make an offer to purchase the 6¾% Notes at a purchase price equal to 101% of their principal amount, plus accrued interest to the date of purchase.

The indenture relating to the 6¾% Notes contains covenants which are generally less restrictive than those under the Credit Agreement.

9% Senior Subordinated Debentures

In 2003, we redeemed all $500 million principal amount of our outstanding 9% Debentures. The redemption price was 103.375% of the principal amount, or $516.9 million, plus accrued and unpaid interest to the redemption date. As permitted under the Credit Agreement and the other documents governing our indebtedness, we funded the redemption with the 6¾% Notes, incremental term loans and revolving loans under the Credit Agreement and funds from operations. As a result, in 2003, we recorded a loss on early extinguishment of debt of $19.2 million for the premium paid in connection with this redemption and for the write-off of unamortized debt issuance costs and unamortized premium related to the 9% Debentures.

NOTE 9. FINANCIAL INSTRUMENTS

The financial instruments recorded in our Consolidated Balance Sheets include cash and cash equivalents, trade accounts receivable, trade accounts payable, debt obligations and swap agreements. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate their fair market values. The following table summarizes the carrying amounts and estimated fair values of our other financial instruments at December 31 (bracketed amounts represent assets):

	2004		2003	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Bank debt	$638,668	$638,668	$799,580	$799,580
Subordinated debt	200,000	208,000	200,000	199,250
Interest rate swap agreements	(4,776)	(4,776)	3,679	3,679
Natural gas swap agreements	188	188	(218)	(218)

Methods and assumptions used in estimating fair values are as follows:

Bank debt: The carrying amounts of our variable rate bank revolving loans and term loans approximate their fair values.

Subordinated debt: The fair value of our 6¾% Notes is estimated based on quoted market prices.

Interest rate and natural gas swap agreements: The fair value of the interest rate and natural gas swap agreements reflects the estimated amounts that we would pay or receive at December 31, 2004 and 2003 in order to terminate the contracts based on the present value of expected cash flows derived from market rates and prices.

Derivative Instruments and Hedging Activities

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We limit our use of derivative financial instruments to interest rate and natural gas swap agreements. We do not utilize derivative financial instruments for speculative purposes.

Our interest rate and natural gas swap agreements are accounted for as cash flow hedges. To the extent these swap agreements are effective pursuant to SFAS No. 133 in offsetting the variability of the hedged cash flows, changes in their fair values are recorded in accumulated other comprehensive income (loss), a component of stockholders' equity, and reclassified into earnings in future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these swap agreements are not effective as hedges, changes in their fair values are recorded in net income. During 2004, 2003 and 2002, ineffectiveness for our hedges increased (reduced) net income by $1.0 million, ($0.5) million and ($0.2) million, respectively, and was recorded primarily in interest and other debt expense in our Consolidated Statements of Income.

The fair value of the outstanding swap agreements in effect at December 31, 2004 and 2003 was recorded in our Consolidated Balance Sheets as a net asset of $4.6 million ($5.1 million in other assets, $0.3 million in accrued interest payable and $0.2 million in other liabilities) and a net liability of $3.5 million ($2.4 million in other liabilities, $1.3 million in accrued interest payable and $0.2 million in other assets), respectively. See Note 4 which includes a discussion of the effects of hedging activities on accumulated other comprehensive income (loss).

Interest Rate Swap Agreements

We have entered into interest rate swap agreements with major banks to manage a portion of our exposure to interest rate fluctuations. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. At December 31, 2004 and 2003, the aggregate notional principal amount of these agreements was $450 million and $550 million, respectively. These agreements are with financial institutions which are expected to fully perform under the terms thereof.

Under these agreements, we pay fixed rates of interest ranging from 1.3 percent to 3.3 percent and receive floating rates of interest based on three month LIBOR. These agreements mature as follows: $100 million aggregate notional principal amount in 2005, $150 million aggregate notional principal amount in 2006 and $100 million aggregate notional principal amount in each of 2007 and 2008. The difference between amounts to be paid or received on interest rate swap agreements is recorded in interest expense. Net payments of $7.2 million, $4.8 million and $7.2 million were made under these interest rate swap agreements for the years ended December 31, 2004, 2003 and 2002, respectively.

Natural Gas Swap Agreements

We have entered into natural gas swap agreements with major financial institutions to manage a portion of our exposure to fluctuations in natural gas prices. We entered into natural gas swap agreements to hedge approximately 25 percent and 40 percent of our exposure to fluctuations in natural gas prices in 2004 and 2003, respectively. At December 31, 2004 and 2003, the aggregate notional principal amount of these agreements was 0.5 million (including 0.2 million that became effective on January 1, 2005) and 0.7 million MMBtu of natural gas, respectively. These agreements are with institutions that are expected to fully perform under the terms thereof.

Under these agreements, we pay fixed natural gas prices ranging from $5.46 to $6.90 per MMBtu and receive a NYMEX-based natural gas price. These gas swap agreements mature in 2005. Gains and losses on these natural gas swap agreements are deferred and recognized when the related costs are recorded to cost of goods sold. Payments received under natural gas swap agreements were $0.5 million and $1.2 million during 2004 and 2003, respectively. Payments made under natural gas swap agreements were $1.2 million during 2002.

Concentration of Credit Risk

We derive a significant portion of our revenue from multi-year supply agreements with many of our customers. Aggregate revenues from our three largest customers (Campbell Soup Company, Del Monte Corporation and Nestlé Food Company) accounted for approximately 34.6 percent, 33.0 percent and 34.9 percent of our net sales in 2004, 2003 and 2002, respectively. The receivable balances from these customers collectively represented 27.4 percent and 32.4 percent of our trade accounts receivable at December 31, 2004 and 2003, respectively. As is common in the packaging industry, we provide extended payment terms to some of our customers due to the seasonality of the vegetable and fruit packing process. Exposure to losses is dependent on each customer's financial position. We perform ongoing credit evaluations of our customers' financial condition, and our receivables are generally not collateralized. We maintain an allowance for doubtful accounts which we believe is adequate to cover potential credit losses based on customer credit evaluations, collection history and other information.

NOTE 10. COMMITMENTS AND CONTINGENCIES

We have a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options as well as various purchase options. Minimum future rental payments under these leases are as set forth below for each of the following years (dollars in thousands):

2005	$ 23,535
2006	21,041
2007	17,090
2008	11,467
2009	8,897
Thereafter	32,191
	$114,221

Rent expense was approximately $27.4 million, $27.6 million and $23.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, we had noncancelable commitments for 2005 capital expenditures of $11.7 million.

We are a party to routine legal proceedings arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

NOTE 11. RETIREMENT BENEFITS

We sponsor a number of defined benefit and defined contribution pension plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided based on stated amounts for each year of service.

We also sponsor other postretirement benefits plans, including unfunded defined benefit health care and life insurance plans, that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health care benefits are paid as covered expenses are incurred.

The measurement date for our retirement plans is December 31 of each year.

The changes in benefit obligations and plan assets as well as the funded status of our retirement plans at December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits	
(Dollars in thousands)	**2004**	2003	**2004**	2003
CHANGE IN BENEFIT OBLIGATION				
Obligation at beginning of year	**$322,796**	$156,295	**$ 92,877**	$ 53,755
Service cost	**11,590**	10,047	**1,419**	2,264
Interest cost	**19,923**	17,757	**5,041**	5,121
Actuarial losses (gains)	**10,544**	32,015	**(7,401)**	13,689
Plan amendments	**1,226**	12,159	**—**	—
Benefits paid	**(16,798)**	(15,252)	**(5,596)**	(4,869)
Participants' contributions	**—**	—	**1,005**	696
Acquisitions	**—**	109,775	**—**	22,221
Obligation at end of year	**349,281**	322,796	**87,345**	92,877
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	**254,558**	112,795	**—**	—
Actual return on plan assets	**27,483**	40,913	**—**	—
Employer contributions	**37,029**	42,584	**4,591**	4,173
Participants' contributions	**—**	—	**1,005**	696
Benefits paid	**(16,798)**	(15,252)	**(5,596)**	(4,869)
Acquisitions	**—**	74,763	**—**	—
Expenses	**(2,585)**	(1,245)	**—**	—
Fair value of plan assets at end of year	**299,687**	254,558	**—**	—
FUNDED STATUS				
Funded Status	**(49,594)**	(68,238)	**(87,345)**	(92,877)
Unrecognized actuarial loss	**44,316**	37,559	**12,976**	20,629
Unrecognized prior service cost	**20,728**	22,831	**24**	29
Net asset (liability) recognized	**$ 15,450**	$ (7,848)	**$(74,345)**	$(72,219)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS				
Prepaid benefit cost	**$ 28,735**	$ 21,199	**$ —**	$ —
Accrued benefit cost	**(46,961)**	(61,273)	**(74,345)**	(72,219)
Intangible asset	**14,306**	16,416	**—**	—
Accumulated other comprehensive loss	**19,370**	15,810	**—**	—
Net asset (liability) recognized	**$ 15,450**	$ (7,848)	**$(74,345)**	$(72,219)

The accumulated benefit obligation for all defined benefit plans at December 31, 2004 and 2003 was $322.1 million and $295.8 million, respectively. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $259.8 million, $243.1 million and $218.6 million, respectively, at December 31, 2004 and $263.2 million, $242.4 million and $200.4 million, respectively, at December 31, 2003.

The benefits expected to be paid from our pension and other postretirement benefit plans, which reflect future years of services, and the Medicare subsidy expected to be received are as follows (dollars in thousands):

	Pension	Other Postretirement
2005	$ 17,215	$ 4,839
2006	18,112	5,216
2007	19,039	5,586
2008	20,014	5,733
2009	21,108	5,817
2010 – 2014	125,222	30,206
	$220,710	$57,397

Our principal pension and other postretirement benefit plans used the following weighted average actuarial assumptions to determine the benefit obligations at December 31:

	2004	2003
Discount rate	6.00%	6.25%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	3.30%	3.30%
Health care cost trend rate:		
Assumed for next year	10%	10%
Ultimate rate	5%	5%
Year that the ultimate rate is reached	2010	2009

Our expected return on plan assets is determined by the plan assets' historical long-term investment performance, current and expected asset allocation and estimates of future long-term returns on those types of plan assets.

The components of the net periodic benefit cost for each of the years ended December 31 are as follows:

	Pension Benefits			Other Postretirement Benefits		
(Dollars in thousands)	2004	2003	2002	2004	2003	2002
Service cost	$ 11,590	$ 10,047	$ 7,787	$1,419	$2,264	$1,385
Interest cost	19,923	17,757	10,018	5,041	5,121	3,584
Expected return on plan assets	(22,249)	(15,337)	(9,144)	—	—	—
Amortization of prior service cost	3,329	2,802	2,164	5	5	5
Amortization of actuarial losses	1,138	1,372	58	252	320	57
Settlement or curtailment loss	—	149	—	—	—	—
Net periodic benefit cost	$ 13,731	$ 16,790	$10,883	$6,717	$7,710	$5,031

Our principal pension and other postretirement benefit plans used the following weighted average actuarial assumptions to determine net periodic benefit cost for the years ended December 31:

	2004	2003	2002
Discount rate	6.25%	7.00%	7.25%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	3.30%	3.60%	3.60%
Health care cost trend rate	10%	11%	9%

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on service and interest cost	$ 720	$ (601)
Effect on postretirement benefit obligation	7,990	(6,764)

In December 2003, the U.S. enacted into law the "Medicare Prescription Drug, Improvement and Modernization Act of 2003," or the Act. The Act introduces a prescription drug benefit under Medicare, or Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Plan D.

In January 2004, the FASB issued FASB Staff Position, or FSP, No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." Since specific authoritative guidance on the accounting for the federal subsidy was pending, we elected to defer accounting for the effects of the Act as permitted by FSP No. 106-1. In May 2004, the FASB issued FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," that provides guidance on the accounting for the effects of the Act and was effective for us on July 1, 2004. FSP No. 106-2 supercedes FSP No. 106-1 and requires recognition of the change in postretirement benefit obligation resulting from the federal subsidy as an actuarial gain.

Some of our retiree medical programs already provide prescription drug coverage for retirees over age 65 that is at least as generous as the benefit to be provided under Medicare. This Act will reduce our share of the obligations for future retiree medical benefits in these instances. We have incorporated the effects of this Act at our December 31, 2004 postretirement plan measurement date and, accordingly, reduced our accumulated postretirement benefit obligation by $2.5 million at December 31, 2004.

We participate in several multi-employer pension plans which provide defined benefits to certain of our union employees. Amounts contributed to these plans and charged to pension cost in 2004, 2003 and 2002 were $6.1 million, $5.7 million and $4.7 million, respectively.

We also sponsor defined contribution pension and profit sharing plans covering substantially all employees. Our contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to expense for these plans were $7.2 million in 2004, $7.7 million in 2003 and $6.4 million in 2002.

Plan Assets

The weighted-average asset allocation for our pension plans at December 31 was as follows:

	2004	2003
Equity securities	57%	57%
Debt securities	41%	40%
Cash and cash equivalents	2%	3%
	100%	100%

Our investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of our plan assets is broadly characterized as a 58%/42% allocation between equity and debt securities. This strategy utilizes indexed U.S. equity securities (which constitutes approximately 85 percent of equity securities) with a lesser allocation to indexed international equity securities and indexed investment grade U.S. debt securities. We attempt to mitigate investment risk by regularly rebalancing between equity and debt securities as contributions and benefit payments are made. At December 31, 2004 and 2003, the timing of our cash contributions resulted in a higher than targeted investment in cash and cash equivalents.

Based on current tax law, there are no minimum required contributions to our pension plans in 2005. However, this is subject to change based on current tax proposals before Congress, as well as asset performance significantly above or below the assumed long-term rate of return on plan assets. In order to reduce our unfunded pension liability, it has been our recent practice to make contributions in excess of the ERISA minimum requirements, to the extent they are tax deductible. Therefore, at our discretion, we may fund amounts in excess of the minimum in 2005.

NOTE 12. INCOME TAXES

The components of the provision for income taxes are as follows:

(Dollars in thousands)	**2004**	2003	2002
Current:			
Federal	**$ 7,727**	$ (1,081)	$ 5,527
State	**4,620**	(194)	843
Foreign	**3,332**	3,100	3,549
Current income tax provision	**15,679**	1,825	9,919
Deferred:			
Federal	**39,724**	22,885	22,825
State	**2,776**	2,763	2,325
Foreign	**35**	94	69
Deferred income tax provision	**42,535**	25,742	25,219
	$58,214	$27,567	$35,138

The provision for income taxes is included in our Consolidated Statements of Income as follows:

(Dollars in thousands)	**2004**	2003	2002
Income before equity in losses of affiliate	**$58,214**	$27,743	$36,806
Equity in losses of affiliate	**—**	(176)	(1,668)
	$58,214	$27,567	$35,138

The provision for income taxes varied from income taxes computed at the statutory U.S. federal income tax rate as a result of the following:

(Dollars in thousands)	**2004**	2003	2002
Income taxes computed at the statutory U.S. federal income tax rate	**$49,825**	$24,360	$31,131
State income taxes, net of federal tax benefit	**6,028**	3,174	3,148
Tax liabilities no longer required	**(464)**	(2,420)	—
Valuation allowance	**1,874**	1,488	—
Other	**951**	965	859
	$58,214	$27,567	$35,138
Effective tax rate	**40.9%**	39.6%	39.5%

Deferred income taxes reflect the net tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Significant components of our deferred tax assets and liabilities at December 31 are as follows:

(Dollars in thousands)	**2004**	2003
Deferred tax assets:		
Pension and postretirement liabilities	**$ 32,721**	$ 35,421
Rationalization and other accrued liabilities	**16,133**	22,247
AMT and other credit carryforwards	**18,397**	30,089
Net operating loss carryforwards	**26,353**	27,251
Other	**12,631**	27,334
Total deferred tax assets	**106,235**	142,342
Deferred tax liabilities:		
Property, plant and equipment	**(148,107)**	(134,588)
Other	**(7,015)**	(9,838)
Total deferred tax liabilities	**(155,122)**	(144,426)
Valuation allowance	**(17,963)**	(18,713)
Net deferred tax liability	**$ (66,850)**	$ (20,797)

At December 31, 2004 and 2003, the net deferred tax liability in our Consolidated Balance Sheets was comprised of current deferred tax assets of $36.4 million and $39.7 million, respectively, and long-term deferred tax liabilities of $103.3 million and $60.5 million, respectively.

The valuation allowance in 2004 includes deferred tax assets of $7.7 million resulting from prior year acquired operations. Subsequent recognition of these tax benefits, if any, will be allocated to reduce goodwill of the acquired operations. The valuation allowance also includes losses of certain foreign operations of $2.0 million, capital loss carryforwards of $4.1 million and state and local net operating loss and credit carryforwards totaling $4.1 million.

The valuation allowance for deferred tax assets decreased in 2004 by $0.8 million. This net change was principally comprised of a decrease related to prior year acquired operations totaling $2.7 million, which was partially offset by an increase related to state and local and foreign net operating loss carryforwards, or NOLs, totaling $1.9 million.

We file a consolidated U.S. federal income tax return that includes all domestic subsidiaries except CS Can and Silgan Equipment. CS Can and Silgan Equipment file separate U.S. federal income tax returns. At December 31, 2004, CS Can has federal NOLs of approximately $32.2 million that are available to offset its future taxable income and that expire from 2020 through 2022. Silgan Equipment has federal NOLs of approximately $19.5 million that expire in 2023 and which have a full valuation allowance recorded against them in purchase accounting.

At December 31, 2004, we had $13.4 million of alternative minimum tax credits and CS Can had $0.7 million of alternative minimum tax credits which are available indefinitely to reduce future income tax payments. We also had state tax NOLs of approximately $5.1 million, net of any valuation allowances, that are available to offset future taxable income and that expire from 2005 to 2023.

Pre-tax income of our Canadian subsidiaries was $9.8 million in 2004, $9.4 million in 2003 and $11.1 million in 2002. At December 31, 2004, approximately $42.6 million of accumulated earnings of our Canadian subsidiaries are expected to be indefinitely reinvested. Accordingly, applicable U.S. federal income taxes have not been provided. Determination of the amount of unrecognized deferred U.S. income tax liability and foreign tax credit carryforwards associated with the unremitted foreign earnings is not practicable due to the complexity associated with the hypothetical tax calculation.

On October 22, 2004, the American Jobs Creation Act, or the AJCA, was signed into law. The AJCA includes a deduction of 85 percent on certain foreign earnings that are repatriated during the calendar years of 2004 and 2005. We may elect to apply this provision to qualifying earnings repatriated in 2005. We have started an evaluation of the effects of the repatriation provision; however, we do not expect to be able to complete this evaluation until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision. We expect to complete our evaluation of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that we are evaluating for repatriation under this provision is between zero and $42.6 million. The related potential range of income tax cannot be evaluated at this time.

NOTE 13. STOCK-BASED COMPENSATION

In May 2004, we adopted the Silgan Holdings Inc. 2004 Stock Incentive Plan, or the Plan, which provides for awards of stock options, stock appreciation rights, restricted stock, stock units and performance awards to our officers, other key employees and outside directors. The Plan replaces our previous stock option plans, and all shares of our common stock reserved for issuance under those plans will no longer be available for issuance except with respect to stock options granted thereunder prior to adoption of the Plan.

Shares of our common stock issued under the Plan shall be authorized but unissued shares or treasury shares. The maximum aggregate number of shares of our common stock that may be issued in connection with stock options, stock appreciation rights, stock units, restricted shares and performance awards under the Plan shall not exceed 900,000 shares. Each award of stock options or stock appreciation rights under the Plan will reduce the number of shares of our common stock available for future issuance under the Plan by the number of shares of our common stock subject to the award. Each award of restricted stock or stock units under the Plan, in contrast, will reduce the number of shares of our common stock available for future issuance under the Plan by two shares for every one restricted share or stock unit awarded. As of December 31, 2004, 800,000 shares were available for issuance under the Plan.

The following is a summary of stock option activity for years ended December 31, 2004, 2003 and 2002:

	Options	Weighted Average Exercise Price
Options outstanding at December 31, 2001	1,137,692	$14.20
Granted	151,440	$37.89
Exercised	(377,172)	11.41
Canceled	(144,600)	15.57
Options outstanding at December 31, 2002	767,360	19.99
Granted	231,500	$29.18
Exercised	(42,200)	15.33
Canceled	(29,800)	17.97
Options outstanding at December 31, 2003	926,860	22.56
Granted	**35,000**	**$45.14**
Exercised	**(149,100)**	**15.18**
Canceled	**(10,000)**	**8.13**
Options outstanding at December 31, 2004	**802,760**	**25.10**

At December 31, 2004, 2003 and 2002, the remaining contractual life of options outstanding was 5.8 years, 6.7 years and 7.4 years, respectively, and there were 396,041, 346,048 and 220,280 options exercisable with weighted average exercise prices of $21.69, $18.71 and $17.88, respectively.

The following is a summary of stock options outstanding and exercisable at December 31, 2004 by range of exercise price:

	Outstanding			Exercisable	
Range of Exercise Prices	Number	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 9.81–$13.88	19,500	5.4	$10.52	10,300	$10.40
14.09	265,320	5.1	14.09	175,040	14.09
17.00– 26.44	164,500	5.6	20.60	100,500	20.55
28.88– 33.08	182,500	6.1	32.74	49,525	32.57
36.75– 46.95	170,940	7.0	40.03	60,676	38.53
	802,760			396,041	

The weighted average fair value of options granted was $20.25, $16.08 and $25.49 for 2004, 2003 and 2002, respectively.

The fair value was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for grants made in 2004, 2003 and 2002:

	2004	2003	2002
Risk-free interest rate	**3.4%**	3.7%	5.4%
Expected volatility	**54.4%**	56.7%	59.6%
Dividend yield	**1.0%**	—	—
Expected option life (years)	**5**	6	8

In 2004, we granted 37,000 restricted stock units to certain of our officers and key employees. The fair value of these units at the date of grant was $1.8 million. These restricted stock units vest ratably over a five-year period from the date of grant.

In May 2004, we granted 3,000 restricted stock units to the independent members of our Board of Directors, which vested in full six months from the date of grant. The fair value of these units at the date of grant was $0.1 million.

NOTE 14. CAPITAL STOCK AND DIVIDENDS

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Our Board of Directors previously authorized the repurchase of up to $70.0 million of our common stock from time to time in the open market, through privately negotiated transactions or through block purchases. Our repurchases of common stock are recorded as treasury stock and result in a charge to stockholders' equity. As of December 31, 2004, we had repurchased 2,708,976 shares of our common stock for $61.0 million.

In 2004, our Board of Directors initiated a quarterly dividend on our common stock and in April, July and November approved a $0.15 per share quarterly cash dividend. The cash payments for dividends in 2004 totaled $8.3 million.

In February 2005, our Board of Directors approved a 33 percent increase to the quarterly cash dividend and simultaneously declared a quarterly cash dividend on our common stock of $0.20 per share, payable on March 15, 2005 to holders of record of our common stock on March 1, 2005. The cash payment for this dividend is expected to be approximately $3.7 million.

NOTE 15. EARNINGS PER SHARE

The components of the calculation of earnings per share are as follows:

(Dollars and shares in thousands)	2004	2003	2002
Net income	**$84,145**	$42,034	$53,808
Weighted average number of shares used in:			
Basic earnings per share	**18,373**	18,249	18,135
Dilutive common stock equivalents:			
Stock options and restricted stock units	**239**	165	242
Diluted earnings per share	**18,612**	18,414	18,377

Options to purchase 10,000 to 15,000 shares of common stock at prices ranging from $42.72 to $46.95 per share for 2004, 135,940 to 233,440 shares of common stock at prices ranging from $22.13 to $42.22 per share for 2003 and 16,494 to 174,223 shares of common stock at prices ranging from $25.15 to $44.22 per share for 2002 were outstanding but were excluded from the computation of diluted earnings per share because the exercise prices for such options were greater than the average market price of the common stock and, therefore, the effect would be antidilutive. In addition, 14,424 restricted stock units issued at values ranging from $46.95 to $47.25 were also excluded from the 2004 computation of diluted earnings per share because they were antidilutive.

NOTE 16. RELATED PARTY TRANSACTIONS

Prior to 2003, pursuant to management services agreements, or the Management Agreements, entered into between each of Holdings, Containers and Plastics and S&H Inc., or S&H, a company wholly owned by R. Philip Silver, the Co-Chairman and Co-Chief Executive Officer of Holdings, and D. Greg Horrigan, the Co-Chairman and Co-Chief Executive Officer of Holdings, S&H provided Holdings and its subsidiaries with general management, supervision and administrative services. The parties to the Management Agreements agreed to terminate the Management Agreements effective January 1, 2003. As a result, Messrs. Silver and Horrigan became employees of Holdings effective January 1, 2003, and neither Holdings nor its subsidiaries made any payment in 2003 under the Management Agreements.

In 2002, in consideration for its services, S&H received a fee in an amount equal to 90.909 percent of 4.95 percent of our consolidated EBDIT (as defined in the Management Agreements) until our consolidated EBDIT had reached the scheduled amount set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. We paid $5.2 million to S&H under the Management Agreements in 2002. These payments to S&H were allocated, based upon EBDIT, as a charge to income from operations of each of our business segments.

Prior to July 2003, Leigh Abramson, a former Managing Director of Morgan Stanley, served as a director of Holdings. In each of 2003 and 2002, we entered into natural gas swap agreements with Morgan Stanley Capital Group, Inc., or MSCG, an affiliate of Morgan Stanley, for an aggregate notional principal amount of 0.8 million MMBtu of natural gas. During each of 2003 and 2002, an aggregate notional principal amount of 0.9 million MMBtu of these natural gas swap agreements were settled under which we received $1.2 million in 2003 from MSCG and paid insignificant amounts to MSCG in 2002. In 2003, we paid Morgan Stanley and Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley, a combined $2.2 million in underwriting fees related to the issuance of the 6¾% Notes and the Credit Agreement. In 2002, we paid Morgan Stanley and Morgan Stanley Senior Funding, Inc. a combined $4.9 million in underwriting fees related to the Credit Agreement and the add-on issuance of the 9% Debentures.

Landstar System, Inc. provided transportation services to our subsidiaries in the amount of $1.4 million, $1.1 million and $0.4 million in 2004, 2003 and 2002, respectively. Mr. Crowe, a director of Holdings, is the Chairman of the Board of Landstar System, Inc.

NOTE 17. BUSINESS SEGMENT INFORMATION

We are engaged in the packaging industry and report our results in two business segments: metal food containers and plastic containers. The metal food containers segment manufactures steel and aluminum containers for human and pet food and metal, composite and plastic vacuum closures for food and beverage products. The plastic containers segment manufactures custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. These segments are strategic business operations that offer different products. Each are managed separately because each business produces a packaging product requiring different technology, production and marketing strategies. Each segment operates primarily in the United States. There are no inter-segment sales. The accounting policies of the business segments are the same as those described in Note 1.

Our metal food container business' sales and income from operations are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter (see Note 18).

Information for each of the past three years for our business segments is as follows:

(Dollars in thousands)	Metal Food Containers[1]	Plastic Containers[2]	Corporate	Total
2004				
Net sales	**$1,842,095**	**$578,350**	**$ —**	**$2,420,445**
Depreciation and amortization	**76,957**	**41,481**	**35**	**118,473**
Segment income from operations	**154,718**	**52,074**	**(7,211)**	**199,581**
Segment assets	**1,030,604**	**529,236**	**—**	**1,559,840**
Capital expenditures	**59,039**	**43,778**	**51**	**102,868**
2003				
Net sales	$ 1,750,510	$ 561,655	$ —	$ 2,312,165
Depreciation and amortization	70,349	40,925	40	111,314
Segment income from operations	125,938	48,010	(5,856)	168,092
Segment assets	1,081,463	499,848	—	1,581,311
Capital expenditures	67,610	38,294	8	105,912
2002				
Net sales	$ 1,486,950	$ 501,334	$ —	$ 1,988,284
Depreciation and amortization	59,435	36,225	55	95,715
Segment income from operations	120,587	52,916	(5,563)	167,940
Segment assets	901,628	472,549	—	1,374,177
Capital expenditures	82,836	36,287	37	119,160

(1) Segment income from operations for the metal food container business includes rationalization charges of $1.8 million in 2004, rationalization charges of $1.2 million in 2003 and rationalization credits of $5.4 million in 2002.

(2) Segment income from operations for the plastic container business includes rationalization charges of $0.3 million in 2004, rationalization charges of $7.8 million in 2003 and a rationalization credit of $0.2 million in 2002.

Total segment income from operations is reconciled to income before income taxes and equity in losses of affiliate as follows:

(Dollars in thousands)	2004	2003	2002
Total segment income from operations	**$199,581**	$168,092	$167,940
Interest and other debt expense	**57,222**	98,034	74,772
Income before income taxes and equity in losses of affiliate	**$142,359**	$ 70,058	$ 93,168

Total segment assets at December 31 are reconciled to total assets as follows:

(Dollars in thousands)	2004	2003
Total segment assets	**$1,559,840**	$1,581,311
Other assets	**37,319**	39,773
Total assets	**$1,597,159**	$1,621,084

Financial information relating to our operations by geographic area is as follows:

(Dollars in thousands)	2004	2003	2002
Net sales:			
United States	**$2,348,710**	$2,241,204	$1,928,058
Canada	**71,735**	65,419	60,226
Mexico	**—**	5,542	—
Total net sales	**$2,420,445**	$2,312,165	$1,988,284
Long-lived assets:			
United States	**$ 960,929**	$ 985,591	
Canada	**30,353**	28,058	
Mexico	**—**	6,622	
Total long-lived assets	**$ 991,282**	$1,020,271	

Net sales are attributed to the country from which the product was manufactured and shipped.

Sales of our metal food containers segment to Nestlé Food Company accounted for 9.5 percent, 9.5 percent and 12.1 percent of our consolidated net sales during 2004, 2003 and 2002, respectively. Sales of our metal food containers segment to Campbell Soup Company accounted for 12.8 percent, 11.1 percent and 11.4 percent of our consolidated net sales during 2004, 2003 and 2002, respectively. Sales of our metal food containers segment to Del Monte Corporation accounted for 10.6 percent, 10.8 percent, and 9.9 percent of our consolidated net sales during 2004, 2003 and 2002, respectively.

NOTE 18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table presents our quarterly results of operations for the years ended December 31, 2004 and 2003:

(Dollars in thousands, except per share data)	First	Second	Third	Fourth
2004 (1)				
Net sales	**$518,331**	**$551,311**	**$784,847**	**$565,956**
Gross profit	**62,160**	**71,755**	**105,801**	**70,670**
Net income	**11,085**	**18,239**	**38,455**	**16,366**
Basic net income per share (3)	**$0.61**	**$0.99**	**$2.09**	**$0.89**
Diluted net income per share (3)	**0.60**	**0.98**	**2.06**	**0.88**
Dividends per share	**$ —**	**$0.15**	**$0.15**	**$0.15**
2003 (2)				
Net sales	$454,377	$545,240	$760,971	$551,577
Gross profit	49,597	70,195	102,196	63,490
Net income (loss)	4,166	13,538	26,763	(2,433)
Basic net income (loss) per share (3)	$0.23	$0.74	$1.47	$(0.13)
Diluted net income (loss) per share (3)	0.23	0.74	1.45	(0.13)

(1) Net income for the first, second, third and fourth quarters of 2004 includes rationalization charges of $1.0 million, $0.2 million, $0.1 million and $0.8 million, respectively. Net income for the fourth quarter of 2004 includes a benefit of $3.0 million for a litigation settlement and a loss on early extinguishment of debt of $1.6 million. In addition, in the fourth quarter of 2004, we recognized additional tax expense of $2.0 million resulting from a change in our annual effective income tax rate and a benefit to health and welfare expense of $1.9 million, net of income taxes, to adjust estimated amounts to our most current claim information.

(2) Net income (loss) for the third and fourth quarters of 2003 includes rationalization charges of $7.6 million and $1.4 million, respectively. Net income (loss) for the third and fourth quarters of 2003 includes a loss on early extinguishment of debt of $1.0 million and $18.2 million, respectively.

(3) Earnings per share data is computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not equal the total for the year.

Five Year Selected Financial Data

Silgan Holdings Inc.

Year Ended December 31, (Dollars in millions, except per share data)	2004	2003[a]	2002	2001	2000[b]
OPERATING DATA:					
Net sales	**$2,420.5**	$2,312.2	$1,988.3	$1,941.0	$1,877.5
Cost of goods sold	**2,110.1**	2,026.7	1,749.7	1,700.7	1,648.3
Gross profit	**310.4**	285.5	238.6	240.3	229.2
Selling, general and administrative expenses	**108.7**	108.4	76.2	78.6	72.1
Rationalization charges (credits)	**2.1**	9.0	(5.6)	9.3	—
Income from operations	**199.6**	168.1	168.0	152.4	157.1
Interest and other debt expense before loss on early extinguishment of debt	**55.6**	78.8	73.8	81.2	91.2
Loss on early extinguishment of debt	**1.6**	19.2	1.0	—	6.9
Interest and other debt expense	**57.2**	98.0	74.8	81.2	98.1
Gain on assets contributed to affiliate	**—**	—	—	4.9	—
Income before income taxes and equity in losses of affiliates	**142.4**	70.1	93.2	76.1	59.0
Provision for income taxes	**58.2**	27.8	36.8	30.2	23.1
Income before equity in losses of affiliates	**84.2**	42.3	56.4	45.9	35.9
Equity in losses of affiliates	**—**	(0.3)	(2.6)	(4.1)	(4.6)
Net income	**$ 84.2**	$ 42.0	$ 53.8	$ 41.8	$ 31.3
PER SHARE DATA:					
Basic net income per share	**$4.58**	$2.30	$2.97	$2.35	$1.77
Diluted net income per share	**$4.52**	$2.28	$2.93	$2.31	$1.74
Dividends per share	**$0.45**	$ —	$ —	$ —	$ —
SELECTED SEGMENT DATA:[c]					
Net sales:					
Metal food containers	**$1,842.1**	$1,750.5	$1,487.0	$1,447.4	$1,478.5
Plastic containers	**578.4**	561.7	501.3	493.6	399.0
Income from operations:					
Metal food containers[d]	**154.7**	126.0	120.6	111.6	123.9
Plastic containers[e]	**52.1**	48.0	52.9	46.0	36.9

Year Ended December 31, (Dollars in millions, except per share data)	**2004**	2003[a]	2002	2001	2000[b]
OTHER DATA:					
Capital expenditures	**$ 102.9**	$ 105.9	$ 119.2	$ 93.0	$ 89.2
Depreciation and amortization[f]	**118.5**	111.3	95.7	95.5	89.0
Net cash provided by operating activities[g]	**277.7**	223.8	149.7	175.0	80.8
Net cash used in investing activities	**(92.9)**	(310.0)	(117.2)	(59.8)	(218.5)
Net cash (used in) provided by financing activities[g]	**(161.5)**	39.9	7.8	(117.3)	155.3
BALANCE SHEET DATA (AT END OF PERIOD):					
Goodwill, net	**$ 198.3**	$ 202.4	$ 141.5	$ 141.5	$ 153.0
Total assets	**1,597.2**	1,621.1	1,404.0	1,311.8	1,383.8
Total debt	**841.7**	1,002.6	956.8	944.8	1,031.5
Stockholders' equity (deficiency)	**207.4**	120.8	63.1	15.1	(20.4)

NOTES TO FIVE YEAR SELECTED FINANCIAL DATA

(a) In January 2003, we acquired Thatcher Tubes. In March 2003, we acquired the remaining 65 percent equity interest in Silgan Closures that we did not already own. In April 2003, we acquired Pacific Coast's can manufacturing business.

(b) In October 2000, we acquired RXI Holdings, Inc.

(c) In 2001, we contributed our metal closure business to Amcor White Cap, LLC, a joint venture of which we owned 35 percent. Prior to this, we reported the results of our metal closure business separately. In March 2003, we acquired this joint venture and renamed it Silgan Closures LLC. We report the results of Silgan Closures as part of our metal food container business. As a result, for 2001 and 2000 we have included the results of the metal closures business with our metal food container business. The metal closures business had net sales of $46.3 million and $90.8 million and income from operations of $3.3 million and $3.7 million in 2001 and 2000, respectively.

(d) Income from operations of the metal food container business includes rationalization charges of $1.8 million and $1.2 million in 2004 and 2003, respectively, rationalization credits of $5.4 million in 2002, and net rationalization charges of $5.8 million in 2001.

(e) Income from operations of the plastic container business includes rationalization charges of $0.3 million and $7.8 million in 2004 and 2003, respectively, a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million in 2001.

(f) Depreciation and amortization excludes amortization of debt issuance costs. Depreciation and amortization includes goodwill amortization of $5.0 million and $4.2 million in 2001 and 2000, respectively.

(g) Changes in outstanding checks were reclassified from operating activities to financing activities to treat them as, in substance, cash advances. Amounts reclassified were $11.1 million, $13.6 million, ($32.0) million and $14.3 million, respectively, in each of 2003, 2002, 2001 and 2000.

Corporate and Shareholder Information

Silgan Holdings Inc.

STOCK INFORMATION AND SYMBOL

Our Common Stock is quoted on the Nasdaq National Market System and is traded under the symbol "SLGN." As of February 28, 2005, there were approximately 58 holders of record of our Common Stock.

SLGN™ NASDAQ LISTED

We began paying quarterly cash dividends on our Common Stock in the second quarter of 2004. In each of the second, third and fourth quarters of 2004, our Board of Directors declared a cash dividend on our Common Stock of $0.15 per share. In February 2005, our Board of Directors increased the amount of our quarterly cash dividend payable on our Common Stock to $0.20 per share and declared a cash dividend on our Common Stock of $0.20 per share which was paid during the first quarter of 2005. The payment of future dividends is at the discretion of our Board of Directors and will be dependent upon our consolidated results of operations and financial condition, applicable contractual restrictions and other factors deemed relevant by our Board of Directors. We are allowed to pay cash dividends on our Common Stock up to specified limits under our senior secured credit agreement and our indenture for our 6¾% Senior Subordinated Notes due 2013.

QUARTERLY STOCK INFORMATION

The following table sets forth the high and low closing sales prices of our Common Stock as reported by the Nasdaq National Market System for the periods indicated below and the cash dividends paid per share of our Common Stock in the periods indicated below:

2004	Closing Sales Prices High	Closing Sales Prices Low	Cash Dividends Per Share
First Quarter	**$47.46**	**$39.92**	**$ —**
Second Quarter	**47.60**	**39.50**	**0.15**
Third Quarter	**49.31**	**39.50**	**0.15**
Fourth Quarter	**61.35**	**45.67**	**0.15**

2003	Closing Sales Prices High	Closing Sales Prices Low	Cash Dividends Per Share
First Quarter	$25.95	$19.50	—
Second Quarter	31.56	22.43	—
Third Quarter	33.91	27.60	—
Fourth Quarter	43.79	31.00	—

FORM 10-K

We will provide to our shareholders without charge a copy of our 2004 Annual Report on Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission. Requests should be made in writing and addressed to the Corporate Secretary at the Company's office or made through the Company's website.

COMPANY OFFICE

Silgan Holdings Inc.
4 Landmark Square, Suite 400
Stamford, Connecticut 06901-2596
Main Tel. No.: (203) 975-7110
Investor Relations Tel. No.: (203) 406-3160
Website: www.silgan.com

TRANSFER AGENT AND REGISTRAR

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
Tel. No.: (800) 524-4458
Website: www.stockbny.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

SILGAN. is a registered trademark of the Company.

BOARD OF DIRECTORS

R. Philip Silver

D. Greg Horrigan

John W. Alden[1,2]
Former Vice Chairman,
United Parcel Service of America, Inc.

Jeffrey C. Crowe[1,2]
Chairman of the Board,
Landstar System, Inc.

William C. Jennings[1,2]
Retired Partner,
PriceWaterhouseCoopers LLP

Edward A. Lapekas[1,2]
Former Chairman and
Chief Executive Officer,
American National Can Group, Inc.

[1] Audit Committee
[2] Compensation Committee

EXECUTIVE OFFICERS

Company Officers

R. Philip Silver
Co-Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
Co-Chairman of the Board and
Co-Chief Executive Officer

Anthony J. Allott
President

Robert B. Lewis
Executive Vice President and
Chief Financial Officer

Frank W. Hogan, III
Senior Vice President,
General Counsel and
Secretary

Glenn A. Paulson
Vice President

Malcolm E. Miller
Vice President and
Treasurer

Operating Company Officers

James D. Beam
President —
Silgan Containers Corporation

Russell F. Gervais
President —
Silgan Plastics Corporation

Gary M. Hughes
Executive Vice President —
Silgan Containers Corporation



SILGAN HOLDINGS INC.

4 Landmark Square
Stamford, Connecticut 06901-2596
(203) 406-3160
www.silgan.com